PROSPECTUS SUPPLEMENT                           Filed Pursuant to Rule 424(b)(2)
(To Prospectus Dated September 19, 2002)             Registration Nos. 333-75475
                                                                   and 333-99581


                            [COOPER INDUSTRIES LOGO]
                                  $275,000,000
                             COOPER INDUSTRIES, INC.
                     (GUARANTEED BY COOPER INDUSTRIES, LTD.)

                           5.50% SENIOR NOTES DUE 2009

                                    ---------

The notes will bear interest at the rate of 5.50% per year. Interest on the notes is payable on May 1 and November 1 of each year, beginning on May 1, 2003. The notes will mature on November 1, 2009. We cannot redeem the notes prior to their maturity except in the case of a specified tax event. The notes do not provide for a sinking fund.

The notes will be senior unsecured obligations and will rank equally with all of our other existing and future senior unsecured indebtedness. The notes will be fully and unconditionally guaranteed on a senior unsecured basis by Cooper Industries, Ltd. If we fail to make payments on the notes, the guarantor must make them instead.

                                    ---------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                    ---------

                                                          PER SENIOR NOTE          TOTAL
                                                          ---------------       ------------
Public Offering Price                                         99.449%           $273,484,750
Underwriting Discount                                          0.625%           $  1,718,750
Proceeds to Cooper Industries, Inc. (before expenses)         98.824%           $271,766,000

Interest on the notes will accrue from October 28, 2002 to date of delivery.

                                    ---------

We expect that delivery of the notes will be made to purchasers through the book-entry delivery system of The Depository Trust Company on or about October 28, 2002.

                                    ---------

                           Joint Book-Running Managers

SALOMON SMITH BARNEY                                               UBS WARBURG

                                    ---------

BANC OF AMERICA SECURITIES LLC
            JPMORGAN
                        PNC CAPITAL MARKETS, INC.
                                         THE ROYAL BANK OF SCOTLAND
                                                           WACHOVIA SECURITIES
October 23, 2002

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date after the dates on the front of this prospectus supplement or the accompanying prospectus, as applicable, or for information incorporated by reference, the respective dates indicated.

                                 -----------------

                                 TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
                              PROSPECTUS SUPPLEMENT
About this Prospectus Supplement ...............................             ii
About Cooper Industries, Ltd ...................................            S-1
Recent Developments ............................................            S-1
Use of Proceeds ................................................            S-2
Description of Notes ...........................................            S-3
Underwriting ...................................................            S-7
Legal Matters ..................................................            S-8

                                   PROSPECTUS

Forward-Looking Statements .....................................             1
Where You Can Find More Information ............................             2
Incorporation of Certain Documents by Reference ................             3
Enforcements of Judgments and Service of Process ...............             3
About Cooper Industries, Ltd ...................................             4
Use of Proceeds ................................................             6
Ratio of Earnings to Fixed Charges .............................             6
Description of the Debt Securities .............................             7
Plan of Distribution ...........................................            17
Legal Matters ..................................................            18
Experts ........................................................            18
Index to Consolidated Financial Statements .....................           F-i


                                 -----------------

Unless the context requires otherwise, references to "we," "us" or "our" refer collectively to Cooper Industries, Ltd. (a Bermuda company) and its consolidated subsidiaries, including Cooper Industries, Inc., the Ohio corporation that until May 22, 2002 was the parent corporation for all historical operations.

                        ABOUT THIS PROSPECTUS SUPPLEMENT


This prospectus supplement contains the terms of this offering of notes. This prospectus supplement may add, update or change information contained or incorporated by reference in the accompanying prospectus. If the information in this prospectus supplement is inconsistent with the information contained or incorporated by reference in the accompanying prospectus, the information in this prospectus supplement will apply and will supersede that information contained or incorporated by reference in the accompanying prospectus.

                           ABOUT COOPER INDUSTRIES, LTD.

We are a diversified, worldwide manufacturing company doing business in two business segments: Electrical Products and Tools & Hardware. We make products that distribute and control electricity, provide circuit protection, illuminate facilities, support electronic and telecommunications components and offer fire and security detection. We also make a wide variety of power tools, hand tools and accessories. We have over 100 manufacturing facilities and nearly 30,000 employees in the United States and more than 20 foreign countries. Our principal offices are located at 600 Travis, Suite 5800, Houston, Texas 77002.


                               RECENT DEVELOPMENTS

On October 22, 2002, we reported our results from operations for the 2002 third quarter and nine-month periods.

                                                Three Months                  Nine Months
                                             Ended September 30,          Ended September 30,
                                             -------------------          -------------------
                                              2002         2001           2002           2001
                                              ----         ----           ----           ----
                                                               (unaudited)
                                                  (in millions, except per share data)

Revenues ............................      $   999.3    $ 1,051.8      $ 2,975.5      $ 3,219.9
Net income ..........................      $    63.2    $    74.3      $   185.9      $   198.7
Net income per common share (diluted)      $    0.68    $    0.78      $    1.98      $    2.09

Revenues for the 2002 third quarter were $999.3 million, compared with $1.05 billion for the same period last year. This decrease in revenue was primarily a result of continued weak demand in various markets served by our products. Operating earnings for the 2002 third quarter were $102.5 million, compared with $130.7 million for the same period last year.

Net income for the 2002 third quarter was $63.2 million, or $0.68 per diluted share, compared with $74.3 million, or $0.78 per diluted share, for the 2001 third quarter. We have not amortized goodwill during 2002 in accordance with FASB Statement No. 142, which we adopted effective January 1, 2002. If goodwill had not been amortized in the 2001 third quarter, net income for that period would have been $0.91 per diluted share. Our effective tax rate for the 2002 third quarter was 24%, which reflected our reorganization as a Bermuda company on May 22, 2002 and resulted in a benefit of approximately $0.07 per share for the third quarter.

Free cash flow for the 2002 third quarter was $104 million, bringing our year-to-date free cash flow to $269 million, compared to $189 million for the same period last year. Our debt-to-total capitalization ratio net of cash on September 30, 2002, was 37.3%, down from 37.9% at the end of the 2002 second quarter and 40.9% at the 2001 third quarter end. During the 2002 third quarter, we repurchased 1.2 million shares of our common stock in the open market at an average price of $30.15 per share. We plan to continue this program to repurchase shares over the balance of the year.

In our Electrical Products segment, revenues for the 2002 third quarter were $844.6 million, compared with $874.5 million for the same period last year, a decline of 3.4%. Segment revenues continued to be pressured by weak demand from industrial customers and a declining commercial construction market, which negatively impacted our hazardous-duty, lighting and support systems businesses. In addition, continuing uncertainty in the utility markets weakened revenues from our power systems products. However, the segment did benefit from modest recovery in certain markets. Improved demand within fuse markets, particularly electronics, resulted in increased sales of circuit protection products, and revenues in our wiring device business grew from greater participation in "big box" retail channels. In addition, our European lighting and security businesses achieved revenue growth across all product lines as a result of positive market share shift. Segment operating earnings were $104.8 million for the 2002 third quarter, compared with $122.3 million for the same period last year, and operating margins decreased from 14% to 12.4% on a comparative basis, reflecting lower production volumes, market pricing pressures and the impact of our ongoing strategic business investments.

In our Tools & Hardware segment, revenues for the 2002 third quarter were $154.7 million, compared with $177.3 million for the 2001 third quarter. Revenues were affected by lower shipments of assembly equipment to automotive markets and continued overall weak demand for industrial-grade hand and power tools throughout the world. Segment operating earnings were $7.4 million for the 2002 third quarter, compared with $16.1 million for the same period last year. Operating margins were 4.8% for the 2002 third quarter, compared to 9.1% for the 2001 third quarter, primarily due to plant inefficiencies resulting from lower volumes and planned inventory reductions. Net segment inventory balances have been reduced by $47 million, or approximately 28%, since the beginning of 2002.

We are continuing to conservatively manage our businesses to reduce debt, further lower our cost base and maximize free cash flow. As part of our effort to streamline our production activities, we plan to take a pre-tax charge of approximately $30 million during the 2002 fourth quarter related to the anticipated closing of ten plants.


                                  USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting the applicable underwriting discount and other expenses payable by us, will be approximately $271.5 million. We intend to use the net proceeds from the offering principally to repay current maturities of long-term debt and to repay outstanding short-term debt as the debt becomes due. As of September 30, 2002, our current maturities of long-term debt totaled approximately $210 million with a weighted average annual interest rate of approximately 6%. This included approximately $60 million of medium-term notes maturing at or before November 2002 and an additional approximately $150 million of medium-term notes maturing at or before February 2003. As of September 30, 2002, our outstanding short-term debt was approximately $60 million with a weighted average annual interest rate of 3.7%. The short-term debt included approximately $20 million of commercial paper and approximately $40 million of debt owed to an affiliate of The Royal Bank of Scotland plc, an underwriter of this offering, under a pound sterling credit facility with a final maturity of June 2003. We also may use some of the net proceeds of this offering for general corporate purposes. Pending application of all of the net proceeds, we plan to invest the net proceeds in short-term instruments.

                               DESCRIPTION OF NOTES

The following description of certain terms of the notes supplements and, to the extent inconsistent with, replaces the more general description of the terms and provisions of debt securities set forth under the caption "Description of the Debt Securities" in the accompanying prospectus. The following description is not complete and should be read together with that more general description of debt securities set forth under such caption in the accompanying prospectus.

GENERAL

The notes will be issued under an indenture, dated as of January 15, 1990, between Cooper Industries, Inc. and The Chase Manhattan Bank (National Association) (now JPMorgan Chase Bank), as trustee, as supplemented by the First Supplemental Indenture, dated as of May 15, 2002, the Second Supplemental Indenture, dated as of June 21, 2002, and the Third Supplemental Indenture, to be dated as of October 28, 2002, each among Cooper Industries, Inc., Cooper Industries, Ltd., and JPMorgan Chase Bank, as trustee. The original indenture together with any supplements to such indenture are collectively referred to in this description as the indenture.

The notes will be senior unsecured obligations and will rank equally with all of our other existing and future senior unsecured indebtedness, unless we are required by the covenant described in the accompanying prospectus under the caption "Certain Covenants - Covenant Limiting Secured Indebtedness" to secure the notes. The notes will be fully and unconditionally guaranteed on a senior unsecured basis by Cooper Industries, Ltd., as the guarantor. The guarantee will rank equally with all of the guarantor's other existing and future senior unsecured indebtedness, unless the guarantor similarly is required by the same covenant to secure the guarantee.

The notes will mature on November 1, 2009. Interest on the notes will accrue at the rate of 5.50% per year from October 28, 2002 and will be payable semi-annually in arrears on each May 1 and November 1, commencing on May 1, 2003, to the holders of record of the notes on the immediately preceding April 15 and October 15. The registered holder of a note will be treated as the owner of the note for all purposes.

The notes will be issuable in denominations of $1,000 and any integral multiple of $1,000.

We may from time to time, without the consent of existing holders, create and issue additional notes having the same terms as the notes being offered in all respects, except for issue date, issue price and, if applicable, the first payment of interest. Additional notes issued in this manner will be consolidated with and will form a single series with the previously outstanding notes of like tenor.

REDEMPTION

The notes will not be redeemable prior to their maturity either by us or the holders of the notes, except as provided below under "Optional Redemption for Tax Reasons." The notes will not be subject to mandatory redemption.

PAYMENT OF ADDITIONAL AMOUNTS

If any taxes, assessments or other governmental charges are imposed by the jurisdiction, other than the United States, where the guarantor or a successor (a "Payor") is organized or otherwise considered to be a resident for tax purposes, any jurisdiction, other than the United States, from or through which the Payor makes a payment on the notes, or, in each case, any political organization or governmental authority thereof or therein having the power to tax (the "Relevant Tax Jurisdiction") in respect of any payments under the notes, the Payor will pay to each holder of a note, to the extent it may lawfully do so, such additional amounts ("Additional Amounts") as may be necessary in order that the net amounts paid to such holder will be not less than the amount specified in such note to which such holder is entitled; provided, however, the Payor will not be required to make any payment of Additional Amounts for or on account of:

     - any tax, assessment or other governmental charge which would not have been imposed but for (a) the existence of any present or former connection between such holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such holder, if such holder is an estate, trust, partnership, limited liability company or corporation) and the Relevant Tax Jurisdiction including, without limitation, such holder (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been a citizen or resident thereof or being or having been present or engaged in trade or business therein or having or having had a permanent establishment therein or (b) the presentation of a note (where presentation is required) for payment on a date more than 30 days after
         (x) the date on which such payment became due and payable or (y) the date on which payment thereof is duly provided for, whichever occurs later;

     - any estate, inheritance, gift, sales, transfer, personal property or similar tax, assessment or other governmental charge;

     - any tax, assessment or other governmental charge which is payable otherwise than by withholding from payment of (or in respect of) principal of, premium, if any, or any interest on, the notes;

     - any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure by the holder or the beneficial owner of the note to comply with a request of the Payor addressed to the holder to provide information, documents or other evidence concerning the nationality, residence or identity of the holder or such beneficial owner which is required by a statute, treaty, regulation or administrative practice of the taxing jurisdiction as a precondition to exemption from all or part of such tax, assessment or other governmental charge; or

     -   any combination of the above;

nor will Additional Amounts be paid with respect to any payment of the principal of, or any premium or interest on, any note to any holder who is a fiduciary or partnership or limited liability company or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of the Relevant Tax Jurisdiction to be included in the income for tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership, limited liability company or beneficial owner who would not have been entitled to such Additional Amounts had it been the holder of such note.

The Payor will provide the trustee with the official acknowledgment of the Relevant Tax Authority (or, if such acknowledgment is not available, a certified copy thereof) evidencing the payment of the withholding taxes by the Payor. Copies of such documentation will be made available to the holders of the notes or the Paying Agent, as applicable, upon request therefor.

All references in this prospectus supplement to principal of, premium, if any, and interest on the notes will include any Additional Amounts payable by the Payor in respect of such principal, such premium, if any, and such interest.

OPTIONAL REDEMPTION FOR TAX REASONS

We will be entitled to redeem all, but not part, of the notes if as a result of any change in or amendment to the laws, regulations or rulings of the Relevant Tax Jurisdiction or any change in the official application or interpretation of such laws, regulations or rulings, or any change in the official application or interpretation of, or any execution of or amendment to, any treaty or treaties affecting taxation to which such Relevant Tax Jurisdiction is a party (a "Change in Tax Law"), the Payor is or would be required on the occasion of the next payment of principal or interest in respect of the notes to pay Additional Amounts as described under the caption "Payment of Additional Amounts" and the payment of such Additional Amounts cannot be avoided by the use of any reasonable measures available to the Payor. The Change in Tax Law must become effective on or after the original issue date with respect to the notes. Further, we must deliver to the trustee at least 30 days before the redemption date an opinion of independent legal counsel of recognized standing to the effect that the Payor has or will become obligated to pay Additional Amounts as a result of such Change in Tax Law. We must also provide the holders with notice of the intended redemption at least 30 days and no more than 60 days before the redemption date. The redemption price will equal the principal amount of the notes plus accrued interest to the redemption date.

BOOK ENTRY, DELIVERY AND FORM

The Depository Trust Company ("DTC") will act as the initial securities depository for the notes. The notes will be issued as "global notes" in fully registered form in the name of Cede & Co., DTC's partnership nominee, or such other name as may be requested by an authorized representative of DTC, and will be deposited on the issue date with DTC.

DEPOSITORY PROCEDURES

The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to changes by it. Neither we nor the underwriters take any responsibility for these operations and procedures and investors are urged to contact the system or its participants directly to discuss these matters.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities for its participating organizations (collectively, the "Participants") and facilitates the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants, thereby eliminating the need for physical movement of securities certificates. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). The Rules applicable to DTC and its Direct and Indirect Participants are on file with the Securities and Exchange Commission.

Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised us that, pursuant to procedures established by it:

       (1) upon deposit of the global notes, DTC will credit the accounts of Participants designated by the underwriters with portions of the principal amount of the global notes; and

       (2) ownership of these interests in the global notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the global notes).

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a person having beneficial interests in a global note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

EXCEPT AS DESCRIBED BELOW, OWNERS OF INTERESTS IN THE GLOBAL NOTES WILL NOT HAVE NOTES REGISTERED IN THEIR NAMES, WILL NOT RECEIVE PHYSICAL DELIVERY OF NOTES IN CERTIFICATED FORM AND WILL NOT BE CONSIDERED THE REGISTERED OWNERS OR "HOLDERS" OF THE NOTES UNDER THE INDENTURE FOR ANY PURPOSE.

Payments in respect of the principal of, and interest and premium, if any, on a global note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee will treat the persons in whose names the notes, including the global notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither we, the trustee nor any agent of ours or the trustee has or will have any responsibility or liability for:

       (1) any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interest in the global notes or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the global notes; or

       (2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between Participants in DTC will be effected in accordance with DTC's procedures and will be settled in same-day funds.

If DTC is at any time unwilling or unable to continue as depository or the depository ceases to be a clearing system registered under the Exchange Act, or if we execute and deliver to the trustee an order to cause the issuance of notes in definitive form under the indenture, or if an event of default under the indenture has occurred and is continuing, then, upon surrender by DTC of the global notes, certificated notes will be issued to each person that DTC identifies as the beneficial owner of the notes represented by the global notes. Upon this issuance, the trustee is required to register the certificated notes in the name of the person or persons or the nominee of any of these persons and cause the same to be delivered to these persons.

Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the global notes, it is under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither we nor the trustee nor any of their respective agents will have any responsibility for the accuracy of the information in this section nor the performance by DTC or its respective Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

                                   UNDERWRITING

Salomon Smith Barney Inc. and UBS Warburg LLC are acting as joint book-running managers of the offering of notes and representatives of the underwriters named below.

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter's name.

                                                              Principal Amount
                Underwriters                                     of Notes
                ------------                                     --------

           Salomon Smith Barney Inc. ....................      $ 96,250,000
           UBS Warburg LLC ..............................        96,250,000
           Banc of America Securities LLC ...............        16,500,000
           J.P. Morgan Securities Inc. ..................        16,500,000
           PNC Capital Markets, Inc. ....................        16,500,000
           The Royal Bank of Scotland plc ...............        16,500,000
           Wachovia Securities, Inc. ....................        16,500,000
                                                               ------------
              Total .....................................      $275,000,000
                                                               ============

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

The notes are a new issue of securities with no established trading market. The underwriters have advised us that they intend to make a market for the notes, but they have no obligation to do so and may discontinue market-making at any time without providing any notice. No assurance can be given as to the liquidity of any trading market for the notes.

The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed 0.375% of the principal amount of the notes. The underwriters may allow, and dealers may reallow, a concession not to exceed 0.250% of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.

The following table shows the underwriting discounts and commissions that we are to pay the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

                                                    PAID BY COOPER
                                                    --------------

           Per note...............................      0.625%

In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over- allotment involves syndicate sales of notes in excess of the principal amount of the notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of bids or purchases of notes made for the purpose of preventing or retarding a decline in the price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters, in covering syndicate short positions or making stabilizing purchases, repurchase notes originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our total expenses for this offering will be approximately $265,000.

Certain underwriters and their affiliates have in the past performed, and may from time to time perform in the future, certain investment banking, commercial banking and financial advisory services for us for which they receive customary fees and expenses in the ordinary course of business. In particular, affiliates of certain of the underwriters in this offering are lenders under certain of our credit facilities. Additionally, an affiliate of The Royal Bank of Scotland plc is a lender under one of our credit facilities and will receive a portion of the proceeds of this offering in the repayment of our borrowings under that credit facility. This offering is being conducted pursuant to NASD Conduct Rule 2710(c)(8).

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.


                                  LEGAL MATTERS

Certain legal matters in connection with the notes and the guarantee will be passed upon for us by Squire, Sanders & Dempsey L.L.P., Cleveland, Ohio and Appleby, Spurling & Kempe of Hamilton, Bermuda. Certain legal matters in connection with the notes will be passed upon for the underwriters by Simpson Thacher & Bartlett, New York, New York.

PROSPECTUS

                             COOPER INDUSTRIES, INC.
                          (Guaranteed by Cooper Industries, Ltd.)
                                    $500,000,000

                                    Debt Securities

We may offer, in one or more offerings, debt securities having a total initial public offering price of up to $500,000,000. We will offer our debt securities in amounts, at prices and on terms we will determine at the time of our offering based on market conditions. We will provide specific terms of these securities in supplements to this prospectus for each series of debt securities offered. You should read this prospectus and any supplement carefully before you invest. The debt securities will be guaranteed by Cooper Industries, Ltd., the publicly held parent of Cooper Industries, Inc.

                                ----------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                ----------------

                The date of this prospectus is September 19, 2002

You should rely only on the information incorporated by reference or contained in this prospectus or any accompanying prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information appearing in this prospectus is accurate as of any date after the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                               ------------------

                                TABLE OF CONTENTS

                                          PAGE                                                PAGE
                                          ----                                                ----
Forward-Looking Statements..............   1   Use of Proceeds...............................  6
Where You Can Find More Information.....   2   Ratio of Earnings to Fixed Charges............  6
Incorporation of Certain Documents by          Description of the Debt Securities............  7
    Reference...........................   3   Plan of Distribution.......................... 17
Enforcement of Judgments and Service           Legal Matters................................. 18
    of Process..........................   3   Experts....................................... 18
About Cooper Industries, Ltd. ..........   4   Index to Consolidated Financial Statements.... F-i

                               ------------------

Unless the context requires otherwise, references to "we," "us" or "our" refer collectively to Cooper Industries, Ltd. (a Bermuda company) and its consolidated subsidiaries, including Cooper Industries, Inc., the Ohio corporation that until May 22, 2002 was the parent corporation for all historical operations.

                      FORWARD-LOOKING STATEMENTS

This prospectus and the documents that we incorporate by reference contain certain statements that we believe may be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We generally indicate these statements by words or phrases such as "anticipate," "estimate," "plan," "expect," "believe," "intend," "foresee" and similar words or phrases. Forward-looking statements include, among other things, statements regarding facility consolidations and cost reduction programs, the anticipated debt-to-capitalization ratio, potential liability exposure resulting from Federal-Mogul Corporation's bankruptcy filing, the anticipated benefits of Cooper's recent reorganization to reincorporate in Bermuda and any statements regarding future revenues, earnings, cash flows and expenditures. All of these forward-looking statements are subject to risks, uncertainties and assumptions. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by our forward-looking statements. The forward-looking statements included in this prospectus or the relevant incorporated documents are made only as of the date of this prospectus or the relevant incorporated document, as the case may be, and, except as required by law, we undertake no obligation to publicly update these forward-looking statements to reflect subsequent events or circumstances. Important factors that could cause actual results to differ materially from those suggested by these forward-looking statements and that could adversely affect our future financial performance include the following:

     - the condition of the domestic economy and European and Latin American markets;

     -   spending on commercial and residential construction and by utilities;

     -   worldwide energy-related project spending;

     -   demand for products in the electronics and telecommunications markets;

     -   changes in raw material and energy costs;


     -   changes in the mix of products sold;

     -   realization of benefits of cost reduction programs;

     -   industry competition;

     - the timing of facility consolidations and the magnitude of any disruption from such consolidations;

     -   changes in tax laws, regulations and treaties;

     - the relationship of the U.S. dollar to the currencies of countries in which we do business;

     -   mergers and acquisitions and their integration with us;

     -   the resolution of Federal-Mogul's bankruptcy proceedings; or

     - risks related to changing legal and regulatory requirements and changing market, economic and political conditions in the countries in which we operate.

The risks and uncertainties identified above are not the only risks we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial also may adversely affect us. Should any known or unknown risks and uncertainties develop into actual events, these developments could have material adverse effects on our business, financial condition and results of operations.

                  WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You can inspect and copy, at prescribed rates, these reports, proxy statements and other information at the public reference facilities of the SEC, in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on its public reference room. The SEC also maintains a website that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. You also can inspect reports and other information we file at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed a registration statement on Form S-3, of which this prospectus is a part, covering the debt securities offered by this prospectus. As allowed by SEC rules, this prospectus does not contain all the information set forth in the registration statement and the related exhibits. We refer you to the registration statement and the related exhibits for further information and this prospectus is qualified in its entirety by such other information.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are incorporating by reference in this prospectus the documents we file with the SEC. This means that we are disclosing important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information contained in this prospectus. We are incorporating by reference the following documents:

     -   Annual Report on Form 10-K for the year ended December 31, 2001;

     - Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002 and June 30, 2002;

     - Current Reports on Form 8-K dated January 24, 2002 (Item 5 only), April 23, 2002 (Item 5 only), May 14, 2002, May 22, 2002 (Item 5 only), June
         21, 2002 (Item 5 only), July 23, 2002 (Item 5 only), and August 6, 2002 (Item 5 only); and

     - All documents filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering pursuant to this prospectus and any applicable prospectus supplement.

Any statement contained in a document incorporated by reference, or deemed to be incorporated by reference, in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, in any applicable prospectus supplement or in any other subsequently filed document that also is incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person to whom a copy of this prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the documents which have been or may be incorporated in this prospectus by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in any such documents). You may request a copy of these filings at the following address and telephone number:

                                Cooper Industries, Inc.
                                600 Travis, Suite 5800
                                Houston, Texas 77002
                             Attention: Corporate Secretary
                              Telephone:  (713) 209-8400

                ENFORCEMENT OF JUDGMENTS AND SERVICE OF PROCESS

The Guarantor is a Bermuda company. The Guarantor has been advised by its Bermuda counsel, Appleby, Spurling & Kempe, that a judgment for the payment of money rendered by a court in the United States based on civil liability would not be automatically enforceable in Bermuda. The Guarantor has also been advised by Appleby, Spurling & Kempe that a final and conclusive judgment obtained in a court of competent jurisdiction in the United States under which a sum of money is payable as compensatory damages may be the subject of an action in the Supreme Court of Bermuda under the common law doctrine of obligation, by action on the debt evidenced by the court's judgment. Such an action should be successful upon proof that the sum of money is due and payable, and without having to prove the facts supporting the underlying judgment, as long as:

     - the court that gave the judgment was competent to hear the action in accordance with private international law principles as applied by the courts in Bermuda; and

     - the judgment is not contrary to public policy in Bermuda, was not obtained by fraud or in proceedings contrary to natural justice of Bermuda and is not based on an error in Bermuda law.

A Bermuda court may impose civil liability on the Guarantor or its directors or officers in a suit brought in the Supreme Court of Bermuda against the Guarantor or such persons with respect to facts that constitute a violation of U.S. federal securities laws, provided that the facts surrounding such violation would constitute or give rise to a cause of action under Bermuda law.

Since the Guarantor is a Bermuda company, it may be difficult for you to effect service of process within the United States or to enforce judgments obtained against the Guarantor in U.S. courts. The Guarantor will irrevocably agree that it may be served with process with respect to actions based on offers and sales of securities made in the United States and other violations of U.S. securities laws by having Cooper Industries, Inc. located at 600 Travis, Suite 5800, Houston, Texas 77002-1001, be its U.S. agent appointed for that purpose.

                       ABOUT COOPER INDUSTRIES, LTD.

We are a diversified, worldwide manufacturing company doing business in two business segments: Electrical Products and Tools & Hardware. We have over 100 manufacturing facilities and approximately 30,500 employees in the United States and more than 20 foreign countries.

ELECTRICAL PRODUCTS

Our Electrical Products segment produces, markets and sells electrical and electronic distribution and circuit protection products and lighting fixtures for use in residential, commercial and industrial construction, maintenance and repair. In addition, the segment produces and markets products for use by utilities and industries for primary electrical power distribution and control. Some of this segment's major products include:

     -   B-Line(R) support systems, enclosures and fasteners;

     -   Buss(R), Bussmann(R) and Edison(R) fuses;

     - Cooper Power Systems(R)distribution transformers, power capacitors, voltage regulators and surge arrestors;

     -   Cooper Wiring Devices circuit protective devices; Crouse-Hinds(R) and

     -   CEAG(R) electrical construction materials;

     - Crouse-Hinds(R), Fail-Safe(TM), Halo(R) and Metalux(R) lighting fixtures;

     -   Eagle(R) wiring devices, sockets and switches;

     -   Menvier(R) emergency lighting and fire detection systems;

     -   Kyle(R) distribution switchgear; and

     - McGraw-Edison(R) and RTE(R) power distribution transformers and related products.

TOOLS & HARDWARE

Our Tools & Hardware segment produces, markets and sells tools and hardware items for use in residential, commercial and industrial construction, maintenance and repair, and for general industrial and consumer use. Some of this segment's major products include:

     -   Campbell(R) chain products;

     -   Crescent(R) pliers and wrenches;

     -   Diamond(R) horseshoes and farrier tools;

     -   Lufkin(R) measuring tapes;

     -   Nicholson(R) files and saws;

     -   Plumb(R) hammers;

     -   Weller(R) soldering equipment;

     -   Wiss(R) scissors;

     -   Xcelite(R) screwdrivers; and

     -   Buckeye(R), DGD(TM), Dotco(R) and Master Power(R) power tools.

RECENT DEVELOPMENTS

On May 22, 2002, we completed a reorganization by which Cooper Industries, Inc. the Ohio corporation that was the parent company for all historical operations and is referred to in this prospectus as "Cooper," became a wholly-owned, indirect subsidiary of Cooper Industries, Ltd., a Bermuda company that is referred to in this prospectus as the "Guarantor." In the transaction each outstanding share of Cooper stock was automatically converted into a Class A common share of the Guarantor, such that the Guarantor replaced Cooper as the publicly-traded parent company. The Class A common shares of the Guarantor are traded on the New York Stock Exchange under the symbol "CBE." As a general matter, the merger did not affect the conduct of operations of the historical business.

The consolidated financial statements included and incorporated by reference in this prospectus for all reporting periods through the first quarter of 2002 are the financial statements of Cooper and its consolidated subsidiaries. Commencing with the second quarter of 2002, such consolidated financial statements are the financial statements of the Guarantor and its consolidated subsidiaries, including Cooper. The reorganization was accounted for as a reorganization of entities under common control, which did not result in changes in the historical consolidated carrying amount of assets, liabilities and shareholders' equity.

We believe that reorganizing as a Bermuda corporation will allow us to implement our business strategy more effectively. A significant portion of our business is currently, and we believe in the future a greater portion will be, generated from non-U.S. markets. We believe the reorganization will allow us to take advantage of financial and other business opportunities that were not available under our former corporate structure, including:

     -   Improving our worldwide effective tax rate;

     -   Maximizing our potential business growth and cash flow;

     - Using the greater cash flow to invest for further earnings growth, including by developing higher-growth product lines and acquiring complementary higher-growth electrical and electronic businesses;

     - Strengthening our position vis-a-vis competitors in the global marketplace; and

     - Expanding our investor base as our shares may become more attractive to non-U.S. investors.

We believe that the reorganization should improve our global tax position and should maximize potential growth and cash flow. We anticipate that the reorganization may result in significant tax savings. These savings are expected to result in a reduction in our annual effective tax rate from approximately 32% to within a range from 20% to 25% over the next several years due to the reorganization. However, our tax rate will depend on, among other things, the level and geographic mix of our earnings and changes and interpretations with respect to tax laws, treaties and policies in the jurisdictions where we operate, which may reduce or eliminate any improvements in our global tax position. Accordingly, our actual effective tax rate may vary materially from our expectation.

It is important to note that several members of the United States Congress have introduced legislation that, if enacted, would have the effect of substantially reducing or eliminating the anticipated tax benefits of the reorganization. As a result, changes in tax laws, tax treaties or tax regulations may occur, with prospective or retroactive effect, that would have a material adverse effect on the anticipated tax benefits of the reorganization.

                                 USE OF PROCEEDS

Unless otherwise indicated in any applicable prospectus supplement, we expect to use the net proceeds from the sale of the debt securities to be offered by this prospectus to reduce short-term and other indebtedness, to finance our operations and for other general corporate purposes.

                       RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is computed by dividing earnings before fixed charges by fixed charges. Earnings before fixed charges consist of income from continuing operations before income taxes plus fixed charges, less capitalized interest, plus equity in earnings (losses) of less than 50% owned companies. Fixed charges consist of interest, whether expensed or capitalized, amortized capitalized expenses related to indebtedness, and the portion of operating lease rental expense that represents the interest factor.

   Six Months Ended
       June 30,                    Year Ended December 31,
   ----------------       -----------------------------------------
   2002        2001       2001      2000     1999     1998     1997
   ----        ----       ----      ----     ----     ----     ----
   4.9x        4.3x       4.1x      5.5x     8.5x     5.6x     5.8x

                       DESCRIPTION OF THE DEBT SECURITIES

The following description of the terms of the debt securities describes the general terms of the debt securities to which any prospectus supplement may relate. The prospectus supplement that relates to a particular offering of debt securities will describe the terms of the debt securities offered and the extent to which the following general provisions do not apply to that particular offering. If the information in the prospectus supplement differs from this prospectus, investors should rely on information in the prospectus supplement with respect to the particular debt securities being offered.

The debt securities will be issued under an indenture, dated as of January 15, 1990, between Cooper and The Chase Manhattan Bank (National Association) (now JPMorgan Chase Bank), as trustee, as supplemented by the First Supplemental Indenture, dated as of May 15, 2002, and the Second Supplemental Indenture, dated as of June 21, 2002, each among Cooper, the Guarantor, and JPMorgan Chase Bank, as trustee. The original indenture together with both supplemental indentures are collectively referred to in this description as the indenture. The terms of the debt securities include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

We have filed the indenture, including the supplemental indentures, as exhibits to the registration statement of which this prospectus is a part. The following description is a summary of the provisions of the indenture. Because it is a summary, it does not contain all of the information that may be important to you. We urge you to read the entire indenture, including any supplements thereto, because it, and not this description, defines your rights as a holder of the debt securities.

In this summary, the term Cooper refers only to Cooper Industries, Inc. and not to its parent or any of its subsidiaries or affiliates, and the term Guarantor refers only to Cooper Industries, Ltd. and not to any of its subsidiaries. You can find the definitions of capitalized terms used in this description under the subheading "Certain Definitions."

GENERAL

The debt securities will be Cooper's unsecured obligations and will rank equal in right of payment with all of Cooper's unsecured and unsubordinated debt, unless Cooper is required by the covenant described below under "Certain Covenants - Covenants Limiting Secured Indebtedness" to secure the debt securities. The indenture does not limit the aggregate principal amount of debt securities that may be issued under the indenture.

Cooper may issue the debt securities in one or more series with the same or various maturities at par, at a premium or at a discount. Debt securities bearing no interest or interest at a rate that at the time of issuance is below market rates will be sold at a discount below their stated principal amount. The discount may be substantial. We will describe federal income tax consequences and other special considerations applicable to any of these securities in the applicable prospectus supplement. The debt securities will not contain any provisions that may afford holders of the debt securities protection upon a change in control of Cooper or the Guarantor or upon a highly leveraged transaction, whether or not the transaction results in a change in control of Cooper or the Guarantor.

You should refer to the prospectus supplement relating to the particular series of debt securities being offered for the following terms:

     - the designation, aggregate principal amount and authorized denominations of the debt securities;

     - the percentage of the principal amount at which the debt securities will be issued;

     -   the date or dates on which the debt securities will mature;

     - the date or dates on which principal will be payable and whether the debt securities will be payable on demand on or after any date;

     - the rate or rates per annum at which the debt securities will bear interest, if any, or the method of determining the rate or rates;

     - the date or dates from which interest, if any, will accrue and the times at which interest will be payable;

     -   provisions for a sinking, purchase or other similar fund, if any;

     - if applicable, the date after which and the price or prices at which the debt securities may be redeemed;

     - the principal amount of the debt securities which are issued bearing no interest or below- market interest payable upon declaration of acceleration of the maturity of the debt securities;

     - any modifications of the events of default, covenants or defeasance provisions contained in the indenture pertaining to the debt securities; and

     -   any other terms of the debt securities.


The following will occur at the office of the trustee in New York, New York:

     - Cooper will make all principal, premium and interest payments on the debt securities, unless Cooper elects to make interest payments by check mailed to the address of the person entitled to the payment as it appears on the register of holders of debt securities;

     - the debt securities will be exchangeable for other authorized denominations; and

     -   transfers of the debt securities will be registrable.

Cooper will issue debt securities only in fully registered form without coupons in denominations of $1,000 or any integral multiple of $1,000. No service charge will apply to any transfer or exchange of the debt securities, but Cooper may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with the transfer or exchange.

GUARANTEE

The debt securities will be fully and unconditionally guaranteed by the Guarantor. The guarantee will be an unsecured obligation of the Guarantor and will rank equal in right of payment with all of the Guarantor's unsecured and unsubordinated debt, unless the Guarantor is required by the covenant described below under "Certain Covenants - Covenants Limiting Secured Indebtedness" to secure the guarantee.

The aggregate amount of obligations guaranteed will be reduced to the extent necessary to prevent violation of, or becoming voidable under, applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting creditors generally.

CERTAIN COVENANTS

The indenture contains certain covenants, including, among others, those described below. Except as set forth below, Cooper is not restricted by the indenture from incurring any type of indebtedness or other obligation, from paying dividends or making distributions on its capital stock or purchasing or redeeming its capital stock. In addition, the indenture does not contain any provisions that would require Cooper to repurchase or redeem or otherwise modify the terms of any of the debt securities upon a change in control or other events involving Cooper or the Guarantor which may adversely affect the creditworthiness of the debt securities.

Covenant Limiting Secured Indebtedness. Neither the Guarantor nor any Restricted Subsidiary may create, assume, guarantee, or incur any Secured Indebtedness, unless immediately thereafter the aggregate amount of all Secured Indebtedness (with some exceptions described below), together with the discounted present value of all rentals due on Sale and Leaseback Transactions (not otherwise excluded from the limitations on Sale and Leaseback Transactions as described under "Certain Covenants - Covenant Limiting Sale and Leaseback Transactions") would not exceed 15% of Consolidated Tangible Assets. However, this limitation does not apply to the following types of Secured Indebtedness:

     - any Lien on property as to which the debt securities are equally and ratably secured with (or, at the option of the Guarantor, prior to) the Secured Indebtedness;

     - Liens on property (including shares or Indebtedness) which is not a Principal Property;

     - Liens on property (including shares or Indebtedness) of any corporation existing at the time the corporation becomes a Restricted Subsidiary;

     - Liens on property (including shares or Indebtedness) existing at the time of acquisition of the property by the Guarantor or a Restricted Subsidiary;

     - Liens to secure the payment of all or any part of the purchase price of property (including shares or Indebtedness) created upon the acquisition of such property by the Guarantor or a Restricted Subsidiary, and Liens to secure any Secured Indebtedness incurred by the Guarantor or a Restricted Subsidiary prior to, at the time of, or within one year after the later of the acquisition, the completion of construction (including any improvements, alterations or repairs to existing property) or the commencement of commercial operation of the property, which Secured Indebtedness is incurred for the purpose of financing all or any part of the purchase price thereof or construction of improvements, alterations or repairs thereon;

     - Liens securing Secured Indebtedness of any Restricted Subsidiary owing to the Guarantor or to another Restricted Subsidiary;

     - Liens on property of a corporation existing at the time the corporation is merged or consolidated with the Guarantor or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation as an entirety or substantially as an entirety to the Guarantor or a Restricted Subsidiary;

     - Liens on property of the Guarantor or a Restricted Subsidiary in favor of governmental authorities or any trustee or mortgagee acting on behalf, or for the benefit, of any governmental authorities to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any Indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of construction of the property subject to the Liens, and any other Liens incurred or assumed in connection with the issuance of industrial revenue bonds or private activity bonds the interest of which is exempt from federal income taxation under Section 103(b) of the Internal Revenue Code;

     - Liens existing on the first date on which a debt security is authenticated by the trustee under the indenture; and

     - certain extensions, renewals or replacements of any Lien referred to in the above list.


Covenant Limiting Sale and Leaseback Transactions. Neither the Guarantor nor any Restricted Subsidiary may enter into any Sale and Leaseback Transaction covering any Principal Property of Cooper or any Restricted Subsidiary, unless:

     (A) the sum of the following does not exceed 15% of Consolidated Tangible Assets:

              (1) the Attributable Debt outstanding pursuant to such Sale and
                  Leaseback Transactions;

              (2) all Attributable Debt outstanding pursuant to all other Sale and Leaseback Transactions entered into by the Guarantor or any Restricted Subsidiary after the first date on which a debt security is authenticated by the trustee under the indenture, except for Sale and Leaseback Transactions of a Restricted Subsidiary entered into prior to becoming a Restricted Subsidiary; and

              (3) the aggregate amount of all Secured Indebtedness, except
                  Secured Indebtedness permitted under "Covenant Limiting Secured Indebtedness" above; or

     (B) an amount equal to the greater of the following is applied to retirement of Funded Debt within one year after the consummation of such Sale and Leaseback Transaction:

              (1) the net proceeds to the Guarantor or Restricted Subsidiary pursuant to the Sale and Leaseback Transaction, or

              (2) the fair market value of the property so leased as determined by the Board of Directors (in the case of clause (1) or (2), after repayment of, or otherwise taking into account, as the case may be, the amount of any Secured Indebtedness secured by a Lien encumbering the property which Secured Indebtedness existed immediately prior to the Sale and Leaseback Transaction).

However, this limitation does not apply to any Sale and Leaseback Transaction:

     - entered into in connection with the issuance of industrial revenue or private activity bonds the interest of which is exempt from federal income taxation under Section 103(b) of the Internal Revenue Code;

     - if the Guarantor or a Restricted Subsidiary applies an amount equal to the net proceeds, after repayment of any Secured Indebtedness secured by a Lien encumbering the Principal Property which Secured Indebtedness existed immediately before the Sale and Leaseback Transaction, of the sale or transfer of the Principal Property leased in the Sale and Leaseback Transaction to investment in another Principal Property within one year before or after the sale or transfer;

     - entered into by a corporation prior to the date such corporation became a Restricted Subsidiary; or

     - entered into by a corporation prior to the time such corporation was merged or consolidated with the Guarantor or a Restricted Subsidiary or prior to the time of a sale, lease or other disposition of the properties of such corporation as an entirety or substantially as an entirety to the Guarantor or a Restricted Subsidiary.

Certain Definitions. Certain terms used in this description are defined in the indenture as follows:

"ATTRIBUTABLE DEBT" means the present value (discounted in accordance with a method of discounting which for financial reporting purposes is consistent with generally accepted accounting principles) of the rental payments during the remaining term of any Sale and Leaseback Transaction for which the lessee is obligated (including any period for which such lease has been extended), such rental payments not to include amounts payable by the lessee for maintenance and repairs, insurance, taxes, assessments and similar charges and for contingent rents (such as those based on sales). In case of any Sale and Leaseback Transaction which is terminable by the lessee upon the payment of a penalty, such rental payments shall also include such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

"BOARD OF DIRECTORS" means the Board of Directors of the Guarantor, or any committee of such Board of Directors, or any committee of officers of the Guarantor, duly authorized to take any action under the indenture.

"CONSOLIDATED TANGIBLE ASSETS" means, as of any date, the total amount of assets of the Guarantor and its Subsidiaries on a consolidated basis at the end of the fiscal quarter immediately preceding that date, as determined under generally accepted accounting principles, less: (a) Intangible Assets and (b) appropriate adjustments on account of minority interests of other persons holding equity investments in Subsidiaries, in the case of each of clauses (a) and (b) above as reflected on the consolidated balance sheet of the Guarantor and its Subsidiaries as of the end of the fiscal quarter immediately preceding that date.

"FUNDED DEBT" means:

     - any Indebtedness maturing by its terms more than one year from the date of its issuance, including any Indebtedness renewable or extendible at the option of the obligor to a date later than one year from the date of its original issuance, excluding any portion of Indebtedness which is included in current liabilities; and

     - any Indebtedness which may be payable from the proceeds of Funded Debt as defined above under the terms of the Funded Debt.

"GUARANTOR" means Cooper Industries, Ltd., a Bermuda company, until a successor replaces such party pursuant to the indenture and, thereafter, shall mean such successor.

"INDEBTEDNESS" of any corporation means all indebtedness for money borrowed which is created, assumed, incurred or guaranteed in any manner by such corporation or for which such corporation is otherwise responsible or liable.

"INTANGIBLE ASSETS" means all goodwill, patents, trademarks, service marks, trade names, copyrights, and all other items that would be treated as intangibles on the consolidated balance sheet of the Guarantor and its Subsidiaries prepared under generally accepted accounting principles.

"LIEN" means any mortgage, pledge, security interest, lien, charge or other encumbrance.

"PRINCIPAL PROPERTY" means

     - any manufacturing plant located in the continental United States, or manufacturing equipment located in any such manufacturing plant (together with the land on which such plant is erected and fixtures comprising a part thereof), owned or leased on the first date on which a debt security is authenticated by the trustee or thereafter acquired or leased by the Guarantor or any Restricted Subsidiary, other than (a) any property which the Board of Directors determines is not of material importance to the total business conducted, or assets owned, by the Guarantor and its Subsidiaries, as an entirety; or (b) any portion of any such property which the Board of Directors determines not to be of material importance to the use or operation of such property; and

     -   any shares or Indebtedness issued by any Restricted Subsidiary.

     - "Manufacturing plant" does not include any plant owned or leased jointly or in common with one or more persons other than the Guarantor and its Restricted Subsidiaries in which the aggregate interest of the Guarantor and its Restricted Subsidiaries does not exceed 50%. "Manufacturing equipment" means manufacturing equipment in such manufacturing plants used directly in the production of the Guarantor's or any Restricted Subsidiary's products and does not include office equipment, computer equipment, rolling stock and other equipment not directly used in the production of the Guarantor's or any Restricted Subsidiary's products.

"RESTRICTED SUBSIDIARY" means any Subsidiary substantially all the property of which is located within the continental United States, other than:

     - a Subsidiary primarily engaged in financing, including, without limitation, lending on the security of, purchasing or discounting (with or without recourse) receivables, leases, obligations or other claims arising from or in connection with the purchase or sale of products or services;

     -   a Subsidiary primarily engaged in leasing or insurance; or

     - a Subsidiary primarily engaged in financing the Guarantor's or any Restricted Subsidiary's operations outside the continental United States.

"SALE AND LEASEBACK TRANSACTION" means any arrangement with any person providing for the leasing by the Guarantor or any Restricted Subsidiary of any Principal Property of the Guarantor or any Restricted Subsidiary whether the property is now owned or hereafter acquired which Principal Property has been or is to be sold or transferred by the Guarantor or the Restricted Subsidiary to such person. However, the following shall not be Sale and Leaseback Transactions:

     -   leases for a term of not more than three years;

     - leases between the Guarantor and a Restricted Subsidiary or between Restricted Subsidiaries; and

     - leases of property executed prior to, at the time of, or within one year after the later of, the acquisition, the completion of construction, including any improvements or alterations on real property, or the commencement of commercial operation, of the property.

"SECURED INDEBTEDNESS" of any corporation means Indebtedness secured by any Lien upon property (including Shares or Indebtedness issued by any Restricted Subsidiary) owned by the Guarantor or any Restricted Subsidiary.

"SUBSIDIARY" means any corporation a majority of the voting shares of which are at the time owned or controlled, directly or indirectly, by the Guarantor or by one or more Subsidiaries and which is consolidated in the Guarantor's latest consolidated financial statements filed with the Securities and Exchange Commission or provided generally to the Guarantor's shareholders.

MERGER, CONSOLIDATION OR SALE OF ASSETS

Cooper may not merge into or consolidate with or convey or transfer its properties and assets substantially as an entirety to any person unless:

     - the successor corporation is a corporation organized and existing under the laws of the United States of America or any state or the District of Columbia;

     - the successor corporation assumes by supplemental indenture all of Cooper's obligations under the indenture; and

     - immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time, or both, would become an event of default, has occurred and is continuing.

The Guarantor may not merge into or consolidate with or convey or transfer its properties substantially as an entirety to any person unless:

     - the successor corporation assumes by supplemental indenture all of the Guarantor's obligations under the indenture; and

     - immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time, or both, would become an event of default, has occurred and is continuing.

EVENTS OF DEFAULT

The following are events of default under the indenture:

     -   default for 30 days in payment of any interest installment when due;

     - default in the payment of principal of, or premium, if any, on, any of the debt securities of such series when due at its stated maturity, when called for redemption, by declaration or otherwise;

     - default in the making of any payment for a sinking, purchase or similar fund provided for in respect of such series and continuance of such default for a period of 30 days;

     - default in the performance of any other covenant in the indenture with respect to the debt securities for 90 days after notice to Cooper and the Guarantor by the trustee or by holders of 25% in principal amount of the outstanding debt securities of such series; or

     - certain events of bankruptcy, insolvency and reorganization involving Cooper or the Guarantor.

However, if indicated in the prospectus supplement for a particular series of debt securities, any of the foregoing events of default may be deleted or modified from that summarized above and additional events of default may be included. No event of default for a single series of debt securities constitutes an event of default for any other series of debt securities. If an event of default described above occurs and is continuing for any series, either the trustee or the holders of not less than 25% in total principal amount of the debt securities of the series then outstanding, voting separately as a series, may declare the principal of all outstanding debt securities of the series and the accrued interest to be due and payable immediately. In the case of debt securities issued bearing no interest or below-market interest, the amount that may be declared due and payable immediately is the portion of the principal specified in the terms of the debt securities, along with the accrued interest.

In some cases, the holders of a majority in principal amount of the outstanding debt securities of a series may on behalf of the holders of all debt securities of the series waive any past default or event of default for the debt securities of the series or compliance with some provisions of the indenture, except, among other things, an uncured default in payment of principal, premium, if any, or interest, if any, on any of the debt securities of the series.

The trustee must, within 90 days after the occurrence of an event of default, without regard to any grace period or notice requirement, give to the holders of the debt securities of the series notice of all uncured and unwaived defaults known to it. Except in the case of default in the payment of principal, premium or interest on any of the debt securities of the series, the trustee will be protected in withholding the notice if it in good faith determines that the withholding of the notice is in the interest of the holders of the debt securities of the series. The trustee is entitled to be indemnified by the holders of debt securities before proceeding to exercise any right or power under the indenture at the request of holders of the debt securities. The trustee's right to indemnification is subject to the duty of the trustee during an event of default to act with the required standard of care. Subject to the provisions of the indenture, the holders of a majority in principal amount of the outstanding debt securities of any series may direct the time, method and place of conducting proceedings for remedies available to the trustee exercising any trust or power conferred on the trustee for the series. Cooper and the Guarantor must file annually with the trustee a certificate of no default or specifying any default that exists.

AMENDMENTS AND WAIVERS

Cooper, the Guarantor and the trustee may, without the consent of any holders of debt securities, enter into supplemental indentures for, among others, the purposes of:

     -   adding to Cooper's or the Guarantor's covenants;

     -   adding additional events of default;

     -   establishing the form or terms of debt securities;

     -   curing ambiguities or inconsistencies in the indenture; or

     - making any other provisions about matters or questions arising under the indenture if the action does not adversely affect the interests of the holders of any affected series of debt securities.

Cooper, the Guarantor and the trustee may, with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series to be affected, execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the indenture or the debt securities of a series or modifying any of the rights of the holders of the debt securities of the series to be affected. However, no supplemental indenture may, without the consent of the holder of each debt security affected, among other things:

     - change the fixed maturity (for these purposes that term does not include payments due under any sinking, purchase or similar fund) of any debt securities;

     -   reduce the principal amount of any debt securities;

     - reduce the rate or extend the time of payment of interest on any debt securities;

     -   reduce any premium payable upon the redemption of any debt securities;
         or

     - reduce the percentage of holders of debt securities of any series required to consent to any supplemental indentures.

DEFEASANCE

Cooper and the Guarantor may at their option (a) be discharged from any and all obligations of the debt securities, except in each case for some obligations to register the transfer or exchange of the debt securities, replace stolen, lost or mutilated debt securities, maintain paying agencies and hold moneys for payment in trust, or (b) be released from some restrictive covenants of the indenture, including those described above under "Certain Covenants," and will not be limited by any restrictions on merger, consolidation or sales of assets, in each case if Cooper takes the following actions while no event of default is continuing with respect to payments due under the debt securities or certain events of bankruptcy, insolvency or reorganization of Cooper or the Guarantor:

     - deposits with the trustee, in trust, money, U.S. Government Obligations or Eligible Obligations or any combination of these that through the payment of interest and principal under their terms, will provide money in an amount sufficient to pay all the principal, including any mandatory sinking fund payments, any interest and any premium on the debt securities on the dates the payments are due under the terms of the series; and

     - provides to the trustee an opinion of counsel or a ruling from, or published by, the Internal Revenue Service, that holders of the debt securities of the series will not recognize income, gain or loss for federal income tax purposes from Cooper's and the Guarantor's exercise of their option and will be required to pay federal income tax on the same amount and in the same manner and at the same times as would have been the case if the option had not been exercised.

In addition, Cooper and the Guarantor can also obtain a discharge under the indenture with respect to all debt securities of a series by depositing with the trustee, in trust, funds sufficient to pay at maturity or upon redemption all of the debt securities of the series, provided that all of the debt securities of the series are by their terms to become due and payable within one year. No opinion of counsel or ruling from the Internal Revenue Service is required in this case.

"U.S. Government Obligations" means generally (a) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (b) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer of the obligations.

"Eligible Obligations" means obligations which, when deposited, cause the debt securities to be rated in the highest generic long-term debt rating category assigned to legally defeased debt by one or more nationally recognized rating agencies.

If there is any discharge of debt securities under the terms of the indenture described above, the holders of the discharged debt securities will be able to look solely to the trust fund, and not to Cooper or the Guarantor, for payments of principal, any premium, and any interest.

THE TRUSTEE

JPMorgan Chase Bank is the trustee under the indenture. The trustee performs services for us and transacts other banking business, including the extension of credit, with us from time to time in the normal course of business.

GOVERNING LAW

The indenture provides that it, the debt securities and the guarantee of the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

BOOK-ENTRY SECURITIES

The debt securities offered by this prospectus and any applicable prospectus supplement may be issued in whole or in part in book-entry form. In that case, beneficial owners of the debt securities will not receive certificates representing their ownership interests in the debt securities, except in the event the book-entry system for the debt securities is discontinued. Debt securities issued in book-entry form will be evidenced by one or more global securities that will be deposited with, or on behalf of, a depository identified in the applicable prospectus supplement relating to the debt securities. The Depository Trust Company is expected to serve as depository. A global debt security may not be transferred except as a whole between the depository and one or more of its nominees or a successor. Global debt securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depository arrangement with respect to a class or series of debt securities that differ from the terms described in this prospectus will be described in the applicable prospectus supplement.

Unless otherwise indicated in the applicable prospectus supplement, we anticipate that the following provisions will apply to depository arrangements.

Upon the issuance of a global debt security, the depository for the global debt security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual securities represented by the global debt security to the respective accounts of the beneficial owners of the individual debt securities, who are called "participants." The accounts will be designated by the underwriters, dealers or agents with respect to the debt securities or by us if we directly offer and sell the debt securities. Ownership of a beneficial interest in a global debt security will be limited to the depository's participants and will be shown on the records maintained by the depository or its nominee. Transfers of that ownership interest will be effected only through those records. Others may hold a beneficial interest in a global debt security but only through the ownership of a participant. Ownership and any transfer of that beneficial ownership will be shown on and effected through records maintained by the participant. The laws of some states require that certain purchasers of debt securities take physical delivery of the debt securities in definitive form. These laws may impair the ability to own, pledge or transfer beneficial interests in a global debt security.

So long as the depository for a global debt security or its nominee is the registered owner of the global debt security, the depository or nominee, as the case may be, will be considered the sole owner of the debt securities represented by the global debt security for all purposes under the applicable instrument defining the rights of a holder of the underlying debt securities. Except as described below or in the applicable prospectus supplement, participants, or anyone holding through a participant, will not be entitled to have any of the underlying debt securities registered in their names, will not receive or be entitled to receive physical delivery of any of the underlying debt securities in definitive form and will not be considered the owners of the underlying securities under the applicable instrument defining the rights of the holders of the underlying debt securities.

Amounts payable with respect to the underlying debt securities will be paid to the depository or its nominee, as the case may be, as the registered owner of the global debt security. Neither we, nor any of our officers or directors, nor any paying agent or security registrar for an individual series of debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global debt security or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We expect that the depository for a series of debt securities issued in book-entry form, upon receipt of any payment of interest, principal, premium (if any) or any other amount in respect of a global debt security, will immediately credit its participants' accounts with payments in amounts proportionate to their respective interests in the global debt security as shown on the records of the depository or its nominee. We also expect that payments by participants to owners of beneficial interests in the global debt security held through the participants will be governed by standing instructions and customary practices, as is the case with debt securities held for the account of customers in bearer form or registered in "street name." Such payments will be the responsibility of the participants.

If a depository for a series of debt securities is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by us within 90 days, we will issue individual debt securities of that series in exchange for the global debt security representing the series of debt securities. In addition, we may, at any time and in our sole discretion, subject to any limitations described in the applicable prospectus supplement relating to the debt securities, determine not to have any debt securities of a series represented by one or more global debt securities and, in such event, will issue individual debt securities of the series in exchange for the global debt security or debt securities representing that series of debt securities.

                              PLAN OF DISTRIBUTION

We may sell the debt securities through underwriters, through agents or dealers, directly to purchasers or any combination of these. Any dealer or agent may be deemed to be an underwriter within the meaning of the Securities Act of 1933. The applicable prospectus supplement will show the terms relating to a particular series of the debt securities, including the name or names of any underwriters or agents, the purchase price and the proceeds to us from the sale, any underwriting discounts and other items constituting underwriters' compensation or commissions payable to agents, the initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchanges on which the debt securities of the series may be listed. If we use an agent or agents in the sale, the agent or agents will be acting on a best efforts basis during their appointment.

If we use underwriters in the sale, the underwriters will acquire the debt securities for their own account and may resell the debt securities in one or more transactions in the future. The underwriters may resell the debt securities at a fixed public offering price or at varying prices determined at the time of sale, at market prices prevailing at the time of sale, or at negotiated prices. The debt securities may be offered to the public either through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless otherwise described in the prospectus supplement, the underwriters' obligations to purchase debt securities will be dependent on various conditions and the underwriters will be obligated to purchase all the debt securities of the series if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed.

We may authorize agents, underwriters or dealers to solicit offers by specified institutions to purchase debt securities from us at the public offering price shown in the prospectus supplement under delayed delivery contracts requiring payment and delivery on a specified future date. The contracts will contain only those conditions shown in the prospectus supplement, and the prospectus supplement will show the commissions we will pay for solicitation of the contracts. The underwriters and other persons soliciting the contracts will have no responsibility for the validity or performance of the contracts.

We may be required to indemnify agents and underwriters against some civil liabilities, including liabilities under the Securities Act of 1933 or to contribute to payments that the agents or underwriters may be required to make for the liabilities. Agents and underwriters may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

                                  LEGAL MATTERS

Certain legal matters in connection with the debt securities to be offered by this prospectus, including their legality, have been and will be passed upon by Squire, Sanders & Dempsey L.L.P., Cleveland, Ohio. Certain legal matters in connection with Bermuda law, including the legality of the guarantee of the debt securities, will be passed upon by Appleby, Spurling & Kempe, Hamilton, Bermuda.

                                     EXPERTS

Our consolidated financial statements as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 included in this prospectus and registration statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                      INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                              COOPER INDUSTRIES, INC.
                              COOPER INDUSTRIES, LTD.

                                                                                                        Page
                                                                                                        ----

INCLUDED IN PROSPECTUS:
  Report of independent auditors ..................................................................      F-1
  Consolidated income statements for each of the three years in the period ended
     December 31, 2001 ............................................................................      F-2
  Consolidated balance sheets as of December 31, 2001 and 2000 ....................................      F-3
  Consolidated statements of cash flows for each of the three years in the
    period ended December 31, 2001 ................................................................      F-4
  Consolidated statements of shareholders' equity for each of the three years in
    the period ended December 31, 2001 ............................................................      F-5
  Notes to consolidated financial statements ......................................................      F-6

INCORPORATED IN PROSPECTUS BY REFERENCE TO COOPER INDUSTRIES, LTD.'S FORM 10-Q
FOR THE QUARTER ENDED JUNE 30, 2002:
  Consolidated income statements for the six months ended June 30, 2002 and 2001
  (unaudited)
  Consolidated balance sheet as of June 30, 2002 (unaudited)
  Consolidated statements of cash flows for the six months ended June 30, 2002 and 2001 (unaudited)
  Notes to consolidated financial statements (unaudited)

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Cooper Industries, Inc.

      We have audited the accompanying consolidated balance sheets of Cooper Industries, Inc. as of December 31, 2001 and 2000, and the related consolidated income statements and statements of shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cooper Industries, Inc. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                     ERNST & YOUNG LLP

Houston, Texas
January 23, 2002, except for Notes 20 and 21, as to which the date is August 29, 2002

                             COOPER INDUSTRIES, INC.
                         CONSOLIDATED INCOME STATEMENTS

                                                                             Year Ended December 31,
                                                                    ----------------------------------------
                                                                       2001            2000          1999
                                                                    ---------       ---------      ---------
                                                                      (in millions, except per share data)

Revenues .....................................................      $ 4,209.5       $ 4,459.9      $ 3,868.9
Cost of sales ................................................        2,943.9         3,018.3        2,603.4
Selling and administrative expenses ..........................          729.7           732.9          640.9
Goodwill amortization ........................................           60.7            58.5           47.1
Nonrecurring charges .........................................           74.1               -            3.7
Interest expense, net ........................................           84.7           100.3           55.2
                                                                    ---------       ---------      ---------
    Income from continuing operations before income taxes ....          316.4           549.9          518.6
Income taxes .................................................           55.1           192.5          186.7
                                                                    ---------       ---------      ---------
    Income from continuing operations ........................          261.3           357.4          331.9
Charge related to discontinued operations, net of income taxes          (30.0)              -              -
                                                                    ---------       ---------      ---------
    Net income ...............................................      $   231.3       $   357.4      $   331.9
                                                                    =========       =========      =========

Income per Common share

    Basic:

      Income from continuing operations ......................      $    2.78       $    3.82      $    3.53
      Charge from discontinued operations ....................           (.32)              -              -
                                                                    ---------       ---------      ---------
             Net income ......................................      $    2.46       $    3.82      $    3.53
                                                                    =========       =========      =========
    Diluted:

      Income from continuing operations ......................      $    2.75       $    3.80      $    3.50
      Charge from discontinued operations ....................           (.31)              -              -
                                                                    ---------       ---------      ---------
             Net income ......................................      $    2.44       $    3.80      $    3.50
                                                                    =========       =========      =========

Cash dividends per Common share ..............................      $    1.40       $    1.40      $    1.32
                                                                    =========       =========      =========



              The Notes to Consolidated Financial Statements are an
                       integral part of these statements.

                             COOPER INDUSTRIES, INC.
                           CONSOLIDATED BALANCE SHEETS


                                                                       December 31,
                                                                  -----------------------
                                                                    2001          2000
                                                                  --------       --------
                            ASSETS                                     (in millions)

Cash and cash equivalents ..................................      $   11.5       $   26.4
Receivables ................................................         777.1          828.8
Inventories ................................................         670.9          706.9
Deferred income taxes and other current assets .............         191.7          173.0
                                                                  --------       --------
      Total current assets .................................       1,651.2        1,735.1
                                                                  --------       --------
Property, plant and equipment, less accumulated depreciation         826.8          870.4
Goodwill, less accumulated amortization ....................       1,958.7        2,013.5
Deferred income taxes and other noncurrent assets ..........         174.7          170.3
                                                                  --------       --------
      Total assets .........................................      $4,611.4       $4,789.3
                                                                  ========       ========

            LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term debt ............................................      $  132.9       $  166.1
Accounts payable ...........................................         401.4          470.1
Accrued liabilities ........................................         510.9          486.3
Current maturities of long-term debt .......................          60.9           51.1
                                                                  --------       --------
      Total current liabilities ............................       1,106.1        1,173.6
                                                                  --------       --------
Long-term debt .............................................       1,107.0        1,300.8
Postretirement benefits other than pensions ................         196.7          211.2
Other long-term liabilities ................................         178.4          199.5
                                                                  --------       --------
      Total liabilities ....................................       2,588.2        2,885.1
                                                                  --------       --------
Common stock, $5.00 par value ..............................         615.0          615.0
Capital in excess of par value .............................         646.0          663.3
Retained earnings ..........................................       2,325.0        2,225.0
Common stock held in treasury, at cost .....................      (1,435.0)      (1,470.0)
Unearned employee stock ownership plan compensation ........             -           (8.6)
Accumulated other nonowner changes in equity ...............        (127.8)        (120.5)
                                                                  --------       --------
      Total shareholders' equity ...........................       2,023.2        1,904.2
                                                                  --------       --------
      Total liabilities and shareholders' equity ...........      $4,611.4       $4,789.3
                                                                  ========       ========

              The Notes to Consolidated Financial Statements are an
                       integral part of these statements.

                             COOPER INDUSTRIES, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     Year Ended December 31,
                                                                  --------------------------------
                                                                   2001         2000         1999
                                                                  ------       ------       ------
                                                                            (in millions)
Cash flows from operating activities:
  Net income ...............................................      $231.3       $357.4       $331.9
  Plus:  charge related to discontinued operations .........        30.0            -            -
                                                                  ------       ------       ------
  Income from continuing operations ........................       261.3        357.4        331.9
  Adjustments to reconcile to net cash provided by
     operating activities:
   Depreciation and amortization ...........................       186.4        174.4        147.6
   Deferred income taxes ...................................       (35.1)        98.8         60.0
   Changes in assets and liabilities: (1)
        Receivables ........................................        43.1         (8.0)       (47.5)
        Inventories ........................................        17.3        (51.1)        (5.2)
        Accounts payable and accrued liabilities ...........       (31.5)         5.6        (25.9)
        Accrued income taxes ...............................           -        (52.3)         4.6
        Other assets and liabilities, net ..................       (19.1)       (22.2)       (63.6)
                                                                  ------       ------       ------
       Net cash provided by operating activities ...........       422.4        502.6        401.9
                                                                  ------       ------       ------
Cash flows from investing activities:
  Cash received from (paid for) acquired businesses ........         9.8       (580.4)      (434.6)
  Capital expenditures .....................................      (115.1)      (174.9)      (165.8)
  Proceeds from disposition of businesses ..................           -            -        149.1
  Proceeds from sales of property, plant and equipment .....         6.7         16.4         11.2
                                                                  ------       ------       ------
       Net cash used in investing activities ...............       (98.6)      (738.9)      (440.1)
                                                                  ------       ------       ------
Cash flows from financing activities:
  Proceeds from issuances of debt ..........................       136.9        878.5        250.9
  Repayments of debt .......................................      (343.2)      (474.9)       (69.0)
  Dividends ................................................      (131.3)      (130.6)      (124.4)
  Acquisition of treasury shares ...........................       (42.0)       (39.3)       (44.0)
  Activity under employee stock plans and other ............        41.0          1.9         30.7
                                                                  ------       ------       ------
       Net cash provided by (used in) financing activities .      (338.6)       235.6         44.2
                                                                  ------       ------       ------
Effect of exchange rate changes on cash and cash equivalents        (0.1)         0.2          0.5
                                                                  ------       ------       ------
Increase (decrease) in cash and cash equivalents ...........       (14.9)        (0.5)         6.5
Cash and cash equivalents, beginning of year ...............        26.4         26.9         20.4
                                                                  ------       ------       ------
Cash and cash equivalents, end of year .....................      $ 11.5       $ 26.4       $ 26.9
                                                                  ======       ======       ======

   (1)   Net of the effects of acquisitions and translation.

        The Notes to Consolidated Financial Statements are an integral part of these statements. See Note 17 for supplemental cash flow information.

                             COOPER INDUSTRIES, INC.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                          Capital                              Unearned      Accumulated
                                                         In Excess                          Employee Stock     Nonowner
                                               Common      of Par    Retained   Treasury    Ownership Plan    Changes in
                                                Stock      Value     Earnings     Stock      Compensation       Equity     Total
                                              --------   --------    --------   ---------   --------------   ------------ --------
                                                                             (in millions)
BALANCE DECEMBER 31, 1998 ................    $  615.0   $  674.0    $1,790.0   $(1,444.8)     $  (40.6)     $  (30.0)    $1,563.6
                                                                                                                          --------
   Net income ............................                              331.9                                                331.9
   Minimum pension liability adjustment ..                                                                        1.1          1.1
   Translation adjustment ................                                                                      (40.5)       (40.5)
                                                                                                                          --------
      Net income and other nonowner
          changes in equity ..............                                                                                   292.5
                                                                                                                          --------
   Common stock dividends ................                             (124.4)                                              (124.4)
   Purchase of treasury shares ...........                                         (44.0)                                    (44.0)
   Stock issued under employee stock plans                   (1.6)                  37.2                                      35.6
   ESOP shares allocated .................                   (0.5)                                 17.6                       17.1
   Other activity ........................                   (0.2)        0.6        2.3                                       2.7
                                              --------   --------    --------   ---------      --------      --------     --------
BALANCE DECEMBER 31, 1999 ................       615.0      671.7     1,998.1   (1,449.3)         (23.0)        (69.4)     1,743.1
                                                                                                                          --------
   Net income ............................                              357.4                                                357.4
   Minimum pension liability adjustment ..                                                                        0.1          0.1
   Translation adjustment ................                                                                      (51.2)       (51.2)
                                                                                                                          --------
      Net income and other nonowner
          changes in equity ..............                                                                                   306.3
                                                                                                                          --------
   Common stock dividends ................                             (130.6)                                              (130.6)
   Purchase of treasury shares ...........                                         (39.3)                                    (39.3)
   Stock issued under employee stock plans                   (4.9)                  15.7                                      10.8
   ESOP shares allocated .................                   (2.5)                                 14.4                       11.9
   Other activity ........................                   (1.0)        0.1        2.9                                       2.0
                                              --------   --------    --------   ---------      --------      --------     --------
BALANCE DECEMBER 31, 2000 ................       615.0      663.3     2,225.0   (1,470.0)          (8.6)       (120.5)     1,904.2
                                                                                                                          --------
   Net income ............................                              231.3                                                231.3
   Minimum pension liability adjustment ..                                                                       (0.7)        (0.7)
   Translation adjustment ................                                                                       (6.3)        (6.3)
   Change in fair value of derivatives ...                                                                       (0.3)        (0.3)
                                                                                                                          --------
      Net income and other nonowner
          changes in equity ..............                                                                                   224.0
                                                                                                                          --------
   Common stock dividends ................                             (131.3)                                              (131.3)
   Purchase of treasury shares ...........                                          (42.0)                                   (42.0)
   Stock issued under employee stock plans                  (16.6)                   74.4                                     57.8
   ESOP shares allocated .................                                                          8.6                        8.6
   Other activity ........................                   (0.7)                    2.6                                      1.9
                                              --------   --------    --------   ---------      --------      --------     --------
BALANCE DECEMBER 31, 2001 ................    $  615.0   $  646.0    $2,325.0   $(1,435.0)     $      -      $ (127.8)    $2,023.2
                                              ========   ========    ========   =========      ========      ========     ========

              The Notes to Consolidated Financial Statements are an
                       integral part of these statements.

                             COOPER INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The Consolidated Financial Statements include the accounts of Cooper and its majority- owned subsidiaries. Affiliated companies are accounted for on the equity method where Cooper owns 20% to 50% of the affiliate unless significant economic, political or contractual considerations indicate that the cost method is appropriate.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS: For purposes of the consolidated statements of cash flows, Cooper considers all investments purchased with original maturities of three months or less to be cash equivalents.

INVENTORIES: Inventories are carried at cost or, if lower, net realizable value. On the basis of current costs, 61% and 64% of inventories at December 31, 2001 and 2000, respectively were carried on the last-in, first-out (LIFO) method. The remaining inventories are carried on the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the related assets using primarily the straight-line method. This method is applied to group asset accounts, which in general have the following lives: buildings -- 10 to 40 years; machinery and equipment -- 3 to 18 years; and tooling, dies, patterns and other -- 3 to 10 years.

GOODWILL: With minor exceptions, goodwill is amortized over 40 years from the respective acquisition dates. At each balance sheet date presented, management reviews the carrying value of long-lived assets and goodwill at the lowest level feasible whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If this review indicates that the carrying amount will not be recoverable, as determined based on undiscounted cash flows over the remaining amortization periods, an impairment loss is recognized. The impairment loss equals the excess of the carrying amount over the fair value of the asset. The fair value of the asset is based on prices for similar assets, if available, or discounted cash flows.

REVENUE RECOGNITION: Cooper recognizes revenues in accordance with invoice terms, typically when products are shipped. Accruals for sales returns and other allowances are provided at the time of shipment based upon experience. Shipping and handling costs of $125.5 million, $124.6 million and $96.2 million in 2001, 2000 and 1999, respectively are reported as a reduction of revenues in the consolidated income statements.

RESEARCH AND DEVELOPMENT EXPENDITURES: Research and development expenditures are charged to earnings as incurred. Research and development expenses were $55.8 million, $57.7 million and $54.0 million in 2001, 2000 and 1999, respectively.

COMMON STOCK BASED COMPENSATION: Cooper follows the intrinsic value method of accounting for stock based compensation plans as prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.

IMPACT OF NEW ACCOUNTING STANDARDS: In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations ("SFAS No. 141") and No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"). SFAS 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. The adoption of this statement had no impact on Cooper's

                             COOPER INDUSTRIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

consolidated results of operations and financial position. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Cooper will adopt the statement effective January 1, 2002. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives. In 2002, Cooper will perform the first step of the required two-step impairment tests of goodwill and indefinite-lived intangible assets as of January 1, 2002 and has not yet determined what the effect of these tests will be on its consolidated results of operations and financial position.

      In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The statement is effective for fiscal years beginning after December 15, 2001. Cooper will adopt this statement effective January 1, 2002. This statement establishes a single accounting model for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. Additionally, the statement expands the definition of a discontinued operation from a segment of business to a component of an entity that has been disposed of or is classified as held for sale and can be clearly distinguished, operationally and for reporting purposes, from the rest of the entity. The results of operations of a component classified as held for sale shall be reported in discontinued operations in the period incurred. Adoption of this statement will not have a significant effect on Cooper's consolidated results of operations and financial position.

NOTE 2:   NONRECURRING CHARGES

      During the fourth quarter of 2001, Cooper committed to the consolidation or closure of certain Electrical Products segment facilities and recorded a provision for severance and other related costs of these announced actions of $7.1 million. In addition, the Company concluded during 2001 that various Electrical Products segment assets comprising $8.5 million of net book value provided no future benefit to Cooper and were therefore fully impaired. Also during the 2001 fourth quarter, Cooper recorded a charge of $8.4 million to provide for the costs of assimilation of certain separate product lines rendered partially duplicative as a result of previous Electrical Products segment business acquisition activities. The 2001 fourth quarter nonrecurring charge for the Electrical Products segment totals $24.0 million.

      During the fourth quarter of 2001, Cooper recorded a General Corporate nonrecurring charge of $50.1 million. Cooper concluded that the net book values of certain software, hardware and other technology investments should be fully impaired, in consideration of ongoing refinement and development of Company information and technology systems capabilities. Also during the 2001 fourth quarter, Cooper provided for the costs associated with performing the Company's review of strategic alternatives. See Note 20 for additional information regarding the company's review of strategic alternatives.

      The nonrecurring charges for 2001 total $74.1 million, or $44.5 million after taxes ($.47 per diluted common share). Of the total $74.1 million, $35.2 million remains to be expended at December 31, 2001. A total of 77 salaried and 196 hourly positions will be eliminated in 2002 as a result of these planned consolidation actions.

      During the first quarter of 1999, Cooper completed a previously announced voluntary severance program and accrued an additional $5.8 million primarily representing the voluntary severance program premium over the severance provided under Cooper's established policies. Cooper also accrued $1.5 million related to severance and other costs for facility closures announced during the first quarter of 1999. In addition, during 1999, Cooper reduced legal accruals by $2.8 million related to the favorable settlement of certain litigation concerning lead in mini-blinds and reassessment of the required reserve. Cooper also reached agreement and received $0.8 million under an insurance policy related to the unsuccessful offer to acquire TLG plc in 1998. Since the original charge related to the litigation was included as a nonrecurring item in the Tools & Hardware segment and the costs related to TLG plc were reflected as a nonrecurring corporate item, the reversal of the accrual and the reimbursement of the expenses were reflected as nonrecurring items. The net nonrecurring items for 1999 resulted in a $3.7 million charge before

                             COOPER INDUSTRIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

income taxes and resulted in an after-tax charge of $2.4 million ($.02 per diluted common share).

      The following table reflects activity related to the first quarter 1999 and fourth quarter 1998 employee reduction and facility consolidation plan.

                                                                No. of         Accrued       Facility
                                                               Employees      Severance    Consolidation
                                                               ---------      ---------    -------------
                                                                            (in millions)
Balance at December 31, 1998 ............................         1,635         $ 25.4        $  7.8
Voluntary Severance Program premium over normal severance             -            5.8             -
Facility closings announced .............................           249            1.2           0.3
Employees terminated ....................................          (966)             -             -
Cash expenditures .......................................             -          (22.0)         (3.4)
                                                               ---------      ---------    -------------
Balance at December 31, 1999 ............................           918           10.4           4.7
Employees terminated ....................................          (311)             -             -
Cash expenditures .......................................             -           (5.3)         (1.7)
                                                               ---------      ---------    -------------
Balance at December 31, 2000 ............................           607            5.1           3.0
Employees terminated ....................................          (607)             -             -
Cash expenditures .......................................             -           (5.1)         (3.0)
                                                               ---------      ---------    -------------
Balance at December 31, 2001 ............................             -         $    -        $    -
                                                               =========      =========    =============

      As of December 31, 2001 all employee reduction and facility consolidation actions related to the first quarter 1999 and fourth quarter 1998 employee reduction and facility consolidation plans were essentially completed and amounts accrued for these programs have been satisfied.

NOTE 3:   CHARGE RELATED TO DISCONTINUED OPERATIONS

      In October 1998, Cooper sold its Automotive Products business to Federal-Mogul Corporation ("Federal- Mogul"). These discontinued businesses (including the Abex product line obtained from Pneumo-Abex Corporation ("Pneumo") in 1994) were operated through subsidiary companies, and the stock of those subsidiaries was sold to Federal-Mogul pursuant to a Purchase and Sale Agreement dated August 17, 1998 ("1998 Agreement"). In conjunction with the sale, Federal-Mogul indemnified Cooper for certain liabilities of these subsidiary companies, including liabilities related to the Abex product line and any potential liability that Cooper may have to Pneumo pursuant to a 1994 Mutual Guaranty Agreement between Cooper and Pnuemo. On October 1, 2001, Federal-Mogul and several of its affiliates filed a Chapter 11 bankruptcy petition and indicated that Federal-Mogul may not honor the indemnification obligations to Cooper. As of the date of this filing, Federal-Mogul had not yet made a decision whether to reject the 1998 Agreement, which includes the indemnification to Cooper. If Federal-Mogul rejects the 1998 Agreement, Cooper will be relieved of its future obligations under the 1998 Agreement, including specific indemnities relating to payment of taxes and certain obligations regarding insurance for its former Automotive Products businesses. To the extent Cooper is obligated to Pneumo for any asbestos-related claims arising from the Abex product line ("Abex Claims"), Cooper has rights, confirmed by Pneumo, to significant insurance for such claims. Based on information provided by representatives of Federal-Mogul, from August 28, 1998 through December 31, 2001, a total of 75,152 Abex Claims were filed, of which 16,974 claims have been resolved leaving 58,178 Abex Claims pending at December 31, 2001, that are the responsibility of Federal-Mogul. Since August 28, 1998, the average indemnity payment for resolved Abex Claims was $908 before insurance. A total of $25.5 million was spent on defense costs for the period August 28, 1998 through December 31, 2001. Historically, existing insurance coverage has provided 50% to 80% of the total defense and indemnity payments for the Abex claims. Since the October 1, 2001 bankruptcy filing by Federal-Mogul through December 31, 2001, a total of 3,541 Abex Claims have been filed.

                             COOPER INDUSTRIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      With the assistance of its independent advisors, Cooper has completed a thorough analysis of its potential exposure for asbestos liabilities in the event Federal-Mogul rejects the 1998 Agreement. At this time, the manner in which this issue ultimately will be resolved is not known. Based on Cooper's analysis of its contingent liability exposure resulting from Federal-Mogul's bankruptcy, Cooper concluded that an additional fourth-quarter 2001 discontinued operations provision of $30 million after-tax, or $.32 per share, was appropriate to reflect the potential net financial impact of this issue. This conclusion is based on a review of the Abex claims history, existing insurance coverage, the contractual indemnities and other facts determined to date. Cooper is preserving its rights as a creditor for breach of Federal-Mogul's indemnification to Cooper and its rights against all Federal-Mogul subsidiaries. Cooper intends to take all actions to seek a resolution of the indemnification issues and future handling of the Abex- related claims within the Federal-Mogul bankruptcy proceedings.

NOTE 4:   ACQUISITIONS AND DIVESTITURES

      During 2001, Cooper received purchase price adjustments of $9.8 million net, primarily related to businesses acquired prior to 2001.

      In 2000, Cooper completed two large acquisitions and three small product-line acquisitions in its Electrical Products segment and one small acquisition in its Tools & Hardware segment for an aggregate cost of $578.4 million, subject to adjustment as provided in the acquisition agreements. A total of $378.2 million in goodwill was recorded, including an additional $23.2 million in 2001, with respect to the acquisitions. In March 2000, Cooper acquired Eagle Electric for a total cost of $124.6 million. Eagle Electric manufactures and sells electrical wiring devices including switches, receptacles, plugs and connectors, cords and other electrical accessories to the residential and commercial markets. In May 2000, Cooper acquired B-Line Systems for a total cost of $430.6 million. B-Line Systems manufactures and markets support systems and enclosures for electrical, mechanical and telecommunications/data applications.

      In 1999, Cooper completed eight acquisitions in its Electrical Products segment and two small acquisitions in its Tools & Hardware segment for an aggregate cost of $443.8 million. The acquisitions include two businesses in the United Kingdom and a business in France that expanded the product offerings of the Cooper European based division, three domestic lighting businesses and four other small product-line acquisitions. A total of $354.4 million in goodwill was recorded, including an additional $16.2 million in 2000, with respect to the acquisitions.

      The acquisitions have been accounted for as purchases and the results of the acquisitions are included in Cooper's consolidated income statements since the respective acquisition dates. The pro forma net income and earnings per share for 2000 and 1999, assuming the acquisitions had been made at the beginning of each year, would not be materially different from reported net income and earnings per share.

      On October 9, 1998, Cooper completed the sale of its Automotive Products segment for cash proceeds of $1.9 billion. During 1999, Cooper received an additional $149.1 million representing reimbursement of Cooper's pre-closing cash funding of international operations and the additional cash invested in the Automotive Products segment between March 31, 1998 and October 9, 1998.

                             COOPER INDUSTRIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 5:   INVENTORIES

                                                               December 31,
                                                        -------------------------
                                                          2001             2000
                                                        --------         --------
                                                              (in millions)
Raw materials ..................................        $  223.6         $  230.1
Work-in-process ................................           132.2            134.6
Finished goods .................................           374.0            404.5
Perishable tooling and supplies ................            21.4             20.5
                                                        --------         --------
                                                           751.2            789.7
Excess of current standard costs over LIFO costs           (80.3)           (82.8)
                                                        --------         --------
      Net inventories ..........................        $  670.9         $  706.9
                                                        ========         ========

NOTE 6:   PROPERTY, PLANT AND EQUIPMENT AND GOODWILL

                                                             December 31,
                                                        -------------------------
                                                          2001             2000
                                                        --------         --------
                                                             (in millions)
Property, plant and equipment:
    Land and land improvements .................        $   53.0         $   51.5
    Buildings ..................................           428.1            408.9
    Machinery and equipment ....................           812.7            816.0
    Tooling, dies and patterns .................           213.6            191.1
    All other ..................................           289.2            290.2
    Construction in progress ...................            99.2            124.6
                                                        --------         --------
                                                         1,895.8          1,882.3
    Accumulated depreciation ...................        (1,069.0)        (1,011.9)
                                                        --------         --------
                                                        $  826.8         $  870.4
                                                        ========         ========

    Goodwill ...................................        $2,477.7         $2,473.7
    Accumulated amortization ...................          (519.0)          (460.2)
                                                        --------         --------
                                                        $1,958.7         $2,013.5
                                                        ========         ========

                             COOPER INDUSTRIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 7:   ACCRUED LIABILITIES

                                                                               December 31,
                                                                          --------------------
                                                                           2001          2000
                                                                          ------        ------
                                                                            (in millions)

Salaries, wages and employee benefit plans .......................        $199.7        $207.9
Commissions and customer incentives ..............................          68.6          39.1
Product and environmental liability accruals .....................          35.7          40.9
Facility integration of acquired businesses ......................          39.3          37.5
Other (individual items less than 5% of total current liabilities)         167.6         160.9
                                                                          ------        ------
                                                                          $510.9        $486.3
                                                                          ======        ======

      At December 31, 2001, Cooper had accruals of $13.0 million with respect to potential product liability claims and $46.3 million with respect to potential environmental liabilities, including $23.6 million classified as a long-term liability, based on Cooper's current estimate of the most likely amount of losses that it believes will be incurred.

      The product liability accrual consists of $3.2 million of known claims with respect to ongoing operations, $4.9 million of known claims for previously divested operations and $4.9 million which represents an estimate of claims that have been incurred but not yet reported. While Cooper is generally self-insured with respect to product liability claims, Cooper has insurance coverage for individual 2001 claims above $3.0 million.

      Environmental remediation costs are accrued based on estimates of known environmental remediation exposures. Such accruals are adjusted as information develops or circumstances change. The environmental liability accrual includes $7.1 million related to sites owned by Cooper and $39.2 million for retained environmental liabilities related to sites previously owned by Cooper and third-party sites where Cooper was a potentially responsible party. Third-party sites usually involve multiple contributors where Cooper's liability will be determined based on an estimate of Cooper's proportionate responsibility for the total cleanup. The amount actually accrued for such sites is based on these estimates as well as an assessment of the financial capacity of the other potentially responsible parties.

      It has been Cooper's consistent practice to include the entire product liability accrual and a significant portion of the environmental liability accrual as current liabilities, although only approximately 15-25% of the balance classified as current is normally spent on an annual basis. The annual effect on earnings for product liability is essentially equal to the amounts disbursed. In the case of the environmental liability, the annual expense is considerably smaller than the disbursements, since the vast majority of Cooper's environmental liability has been recorded in connection with acquired companies. The change in the accrual balances from year to year reflects the effect of acquisitions and divestitures as well as normal expensing and funding.

      Cooper has not utilized any form of discounting in establishing its product or environmental liability accruals. While both product liability and environmental liability accruals involve estimates that can have wide ranges of potential liability, Cooper has taken a proactive approach and has managed the costs in both of these areas over the years. Cooper does not believe that the nature of its products, its production processes, or the materials or other factors involved in the manufacturing process subject Cooper to unusual risks or exposures for product or environmental liability. Cooper's greatest exposure to inaccuracy in its estimates is with respect to the constantly changing definitions of what constitutes an environmental liability or an acceptable level of cleanup.

                             COOPER INDUSTRIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      In connection with acquisitions accounted for using the purchase method of accounting, Cooper records, to the extent appropriate, accruals for the costs of closing duplicate facilities, severing redundant personnel and integrating the acquired business into existing Cooper operations. Significant accruals include plant shut-down and realignment costs. The following table summarizes the accrual balances and activity during each of the last three years:

                                                  2001          2000          1999
                                                  -----         -----         -----
                                                           (in millions)
ACTIVITY DURING EACH YEAR:
Balance, beginning of year ...............        $37.5         $10.8         $15.6
Spending .................................        (11.0)         (3.5)         (4.8)
Acquisitions - initial allocation ........            -          28.6           1.2
Acquisitions - final allocation adjustment         12.9           2.2          (0.3)
Translation ..............................         (0.1)         (0.6)         (0.9)
                                                  -----         -----         -----
Balance, end of year .....................        $39.3         $37.5         $10.8
                                                  =====         =====         =====

BALANCE BY CATEGORY OF ACCRUAL:
Plant shut-down and realignment ..........        $38.8         $36.5         $ 9.5
Other realignment and integration ........          0.5           1.0           1.3
                                                  -----         -----         -----
                                                  $39.3         $37.5         $10.8
                                                  =====         =====         =====

      Plant shut-down and realignment includes the costs to terminate personnel, shut down the facilities, terminate leases and similar costs. Other realignment and integration costs includes costs to exit product lines and miscellaneous costs.

      During the three years ended December 31, 2001, accruals reversed to income were insignificant. The annual spending was primarily related to downsizing and consolidating facilities. The 2000 acquisitions-initial allocation amount is related to the Eagle Electric acquisition and includes approximately $24.2 million for severance and related costs to terminate personnel and $4.4 million of one-time additional costs associated with shutting down manufacturing operations and vacating existing facilities. Acquisitions-final allocation adjustment represents adjustments to goodwill for finalization of the purchase price allocations recorded in the previous year. The 2001 acquisitions - final allocation adjustment amount includes additional severance and related costs to terminate personnel and facility shut-down costs in connection with the Eagle Electric and B-Line Systems acquisitions.

                             COOPER INDUSTRIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 8:   LONG-TERM DEBT AND LEASE COMMITMENTS

                                                                                           December 31,
                                                                                    -------------------------
                                                                                      2001              2000
                                                                                    --------         --------
                                                                                          (in millions)
2.54%(*) commercial paper maturing at various dates through February 2002 ..        $  280.0         $  400.0
6.41% - 6.97% second series medium-term notes, due through 2010 ............           302.1            302.1
5.89% - 6.45% third series medium-term notes, due through 2008 .............           250.0            300.0
6.25% Euro bonds maturing in October 2005 ..................................           270.2            279.4
3.76%(*) Pound Sterling notes payable maturing at various dates through 2005            26.3             27.4
Other ......................................................................            39.3             43.0
                                                                                    --------         --------
                                                                                     1,167.9          1,351.9
Current maturities .........................................................           (60.9)           (51.1)
                                                                                    --------         --------
Long-term portion ..........................................................        $1,107.0         $1,300.8
                                                                                    ========         ========

(*) Weighted average interest rates at December 31, 2001. The weighted average interest rates on commercial paper and Pound Sterling bank loans and notes were, 6.89% and 5.67%, respectively at December 31, 2000.

      Cooper has U.S. committed credit facilities of $990 million, $440 million of which mature in 2002 and $550 million of which mature in 2004. At December 31, 2001, Cooper had $648 million of its $990 million U.S. committed credit facilities available, after considering commercial paper backup. At December 31, 2000, $547.9 million of its total $1,040 million U.S. committed credit facilities was available after considering commercial paper backup. The agreements for the credit facilities require that Cooper maintain certain financial ratios, including a prescribed limit on debt as a percentage of total capitalization. Retained earnings are unrestricted as to the payment of dividends, except to the extent that payment would cause a violation of the prescribed limit on the debt-to-total capitalization ratio.

      During 1999, Cooper completed a shelf registration statement to issue up to $500 million of debt securities. At December 31, 2001, all $500 million of the shelf registration was available to be issued.

      Interest rates on Cooper's commercial paper were generally 2.6% and 2.8% below the U.S. prime rate during 2001 and 2000, respectively. Total interest paid during 2001, 2000 and 1999 was $85 million, $96 million and $63 million, respectively.

      Commercial paper of $280 million and $400 million at December 31, 2001 and 2000, respectively, was classified as long-term debt reflecting Cooper's intention to refinance these amounts during the twelve-month period following the balance sheet date through either continued short-term borrowing or utilization of available credit facilities.

      Maturities of long-term debt for the five years subsequent to December 31, 2001 are $60.9 million, $153.6 million, $280.4 million, $525.9 million and $17.9 million, respectively. The future net minimum lease payments under capital leases are not significant.

      Cooper has entered into various operating lease agreements, primarily for manufacturing, warehouse and sales office facilities and equipment. Generally, the leases include renewal provisions and rental payments may be adjusted for increases in taxes, insurance and maintenance related to the property. Rent expense for all operating leases was $40.1 million, $37.1 million and $32.9 million during 2001, 2000 and 1999, respectively.

                             COOPER INDUSTRIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      At December 31, 2001, minimum annual rental commitments under noncancellable operating leases were $31.1 million in 2002, $24.7 million in 2003, $15.1 million in 2004, $12.2 million in 2005, $10.4 million in 2006 and
$18.3 million thereafter.

NOTE 9:   COMMON AND PREFERRED STOCK

COMMON STOCK

      At December 31, 2001, 2000 and 1999, 250,000,000 shares of Common stock were authorized of which 93,761,587, 93,413,244 and 94,199,620 shares were issued and outstanding at December 31, 2001, 2000 and 1999, respectively. During the year ended December 31, 2001, Cooper purchased 1,000,000 shares of treasury stock at an average price of $41.95 per share and 1,348,343 shares were issued primarily in connection with employee stock plans. During the year ended December 31, 2000, Cooper purchased 1,138,500 shares of treasury stock at an average price of $34.52 per share and 352,124 shares were issued primarily in connection with employee stock plans. During the year ended December 31, 1999, Cooper purchased 800,000 shares of treasury stock at an average price of $54.99 per share and 750,869 shares were issued primarily in connection with employee stock plans. At December 31, 2001, Cooper had 14,728,631 shares reserved for the Dividend Reinvestment Plan, grants and exercises of stock options, performance-based stock awards and subscriptions under the Employee Stock Purchase Plan and other plans.

      Under the terms of the Dividend Reinvestment Plan, any holder of Common stock may elect to have cash dividends and up to $24,000 per year in cash payments invested in Common stock without incurring any brokerage commissions or service charges.

      Under a Shareholder Rights Plan adopted by the Board of Directors in 1997, share purchase Rights were declared as a dividend at the rate of one Right for each share of Common stock. Each Right entitles the holder to buy one one-hundredth of a share of Series A Participating Preferred Stock at a purchase price of $225 per one one- hundredth of a share or, in certain circumstances Common stock having a value of twice the purchase price. Each Right becomes exercisable only in certain circumstances constituting a potential change of control on a basis considered inadequate by the Board of Directors. The Rights expire August 5, 2007 and, at Cooper's option, may be redeemed prior to expiration for $.01 per Right.

PREFERRED STOCK

      At December 31, 2001 and 2000, Cooper was authorized to issue 1,340,750 shares of Preferred stock with no par value, 10,000,000 shares of $2.00 par value Preferred stock and 2,821,079 shares of $1.00 par value Preferred stock. At December 31, 2001 and 2000, no Preferred shares were issued or outstanding.

NOTE 10:  STOCK OPTIONS AND EMPLOYEE STOCK PURCHASE PLAN

      Under Cooper stock option plans, officers, directors and key employees may be granted options to purchase Cooper's Common stock at no less than 100% of the market price on the date the option is granted. Options generally become exercisable ratably over a three-year period commencing one year from the date of grant and have a maximum term of ten years. The plans also provide for the granting of performance-based stock awards and restricted stock awards to certain key executives.

                             COOPER INDUSTRIES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      A summary of the status of Cooper's fixed stock option plans for officers and employees as of December 31, 2001 and activity during the three years ended December 31, 2001 is presented below:

                                                         2001                      2000                      1999
                                                ----------------------     ---------------------    -------------------------
                                                              Weighted                  Weighted                    Weighted
                                                              Average                    Average                    Average
                                                              Exercise                  Exercise                    Exercise
                                                Shares         Price       Shares        Price        Shares          Price
                                               ---------     ---------    ---------     --------     --------      ----------
Outstanding at beginning of year ...........   3,810,497      $43.28      2,748,601      $45.94     2,144,104      $    46.52
Granted ....................................   1,740,000      $45.19      1,425,800      $37.94     1,018,700      $    43.52
Exercised ..................................    (625,260)     $42.33         (6,500)     $39.06      (286,492)     $    39.82
Canceled ...................................    (184,579)     $44.09       (357,404)     $42.57      (127,711)     $    50.13
                                               ---------                  ---------                 ---------
Outstanding at end of year .................   4,740,658      $44.07      3,810,497      $43.28     2,748,601      $    45.94
                                               =========                  =========                 =========
Options exercisable at end of year .........   1,866,391                  1,608,117                 1,128,905
Options available for grant at end of year..   5,116,955                  1,916,174                 3,289,602

                        Options Outstanding                                   Options Exercisable
   ------------------------------------------------------------------      ----------------------------
                                            Weighted
                             Shares          Average        Weighted          Shares          Weighted
                           Outstanding      Remaining       Average        Exercisable        Average
      Range of                 At          Contractual       Exercise            At            Exercise
   Exercise Prices          12/31/01          Life           Price           12/31/01          Price
   ---------------         -----------     -----------      ---------      -----------       ----------
   $34.84 - $37.94          1,316,091          8.1          $ 37.61           311,031         $ 37.94
   $38.13 - $39.06            257,687          3.8          $ 39.05           255,020         $ 39.06
   $43.13 - $46.10          2,630,301          8.0          $ 45.24           765,428         $ 44.16
   $54.28 - $56.63            536,579          5.6          $ 56.61           534,912         $ 56.62
                            ---------                                       ---------
                            4,740,658                                       1,866,391
                            =========                                       =========

      During 2001, options to purchase 10,000 shares of common stock were granted to nonemployee directors at an exercise price of $33.66 and options for 4,000 shares were exercised at $42.13 to $49.03 per share. During 2000, options to purchase 9,000 shares of Common stock were granted to nonemployee directors at an exercise price of $35.19 and options for 4,000 shares were exercised at $17.31 per share. During 1999, options to purchase 11,000 shares of Common stock were granted to nonemployee directors at an exercise price of $49.03 and options for 4,000 shares were exercised at $14.69 per share. At December 31, 2001, options under the director plans for 23,000 Common shares were exercisable at $42.13 to $63.78 per share, and 129,100 shares were reserved for future grants.

      Participants in the Employee Stock Purchase Plan receive an option to purchase Common stock at a price that is the lesser of 85% of the market value on the offering date or 85% of the market value on the purchase date. On September 10, 2001, a total of 311,452 shares were sold to employees at $44.63 per share. At December 31, 2001, subscriptions for 915,876 shares of Common stock were outstanding at $34.07 per share or, if lower, 85% of the average market price on September 8, 2003, which is the purchase date. At December 31, 2001, an aggregate of 2,423,976 shares of Common stock were reserved for future issuance.

      Cooper follows the intrinsic value method of accounting for stock-based compensation plans as prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, no compensation expense is recognized under Cooper's fixed stock option plans or Employee Stock Purchase Plan. Compensation expense of $2.7 million, $5.1 million and $6.1 million was recognized in the consolidated financial statements during 2001, 2000 and 1999, respectively for the performance-based and restricted stock awards. If compensation expense for all of Cooper's stock-based compensation plans was recognized using the alternative fair value method of accounting under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, net income and earnings per share would have decreased by approximately 2.0% in 2001, 2.1% in 2000 and 2.3% in 1999. The fair value was estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in

                             COOPER INDUSTRIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2001, 2000 and 1999 respectively: dividend yield of 3.5%, 3.5% and 3.0%, expected volatility of 27.5%, 26.4% and 26.4%, risk free interest rates of 5.1%, 6.7% and 5.0% and expected lives of 7 years for 2001, 2000 and 1999.

NOTE 11:  ACCUMULATED NONOWNER CHANGES IN EQUITY

                                                       Minimum       Loss On       Cumulative
                                                       Pension      Derivative    Translation
                                                      Liability     Instruments    Adjustment         Total
                                                      ---------     -----------    ----------         -----
                                                                          (in millions)
Balance December 31,1998 ....................          $ (3.9)        $    -         $(26.1)          $(30.0)
Current year other nonowner changes in equity             1.1              -          (40.5)           (39.4)
                                                       ------         ------        -------          -------
Balance December 31, 1999 ...................            (2.8)             -          (66.6)           (69.4)
Current year other nonowner changes in equity             0.1              -          (51.2)           (51.1)
                                                       ------         ------        -------          -------
Balance December 31, 2000 ...................            (2.7)             -         (117.8)          (120.5)
Current year other nonowner changes in equity            (0.7)          (0.3)          (6.3)            (7.3)
                                                       ------         ------        -------          -------
Balance December 31, 2001 ...................          $ (3.4)        $ (0.3)       $(124.1)         $(127.8)
                                                       ======         ======        =======          =======

                                            2001                            2000                                1999
                               -----------------------------     -----------------------------      ------------------------------
                               Before       Tax                  Before       Tax                   Before       Tax
                                 Tax     (Expense)      Net       Tax      (Expense)      Net        Tax      (Expense)      Net
                               Amount     Benefit     Amount     Amount     Benefit     Amount      Amount     Benefit      Amount
                               ------     -------     ------     ------     -------     ------      ------     -------      ------
                                                                        (in millions)
Minimum pension
    liability adjustment ...   $(1.1)      $ 0.4      $(0.7)     $ 0.1      $    -      $ 0.1       $ 1.9       $(0.8)      $ 1.1
                               ------      -----      -----     ------       -----     ------      ------       -----      ------
Change in fair value of
    derivatives ............    (1.0)        0.4       (0.6)         -           -          -           -           -           -
Reclassification to earnings     0.5        (0.2)       0.3          -           -          -           -           -           -
                               ------      -----      -----     ------       -----     ------      ------       -----      ------
                                (0.5)        0.2       (0.3)         -           -          -           -           -           -
                               ------      -----      -----     ------       -----     ------      ------       -----      ------
Translation adjustment .....    (9.7)        3.4       (6.3)     (78.8)       27.6      (51.2)      (62.3)       21.8       (40.5)
                               ------      -----      -----     ------       -----     ------      ------       -----      ------
Other nonowner
    changes in equity ......   $(11.3)     $ 4.0      $(7.3)    $(78.7)      $27.6     $(51.1)     $(60.4)      $21.0      $(39.4)
                               ======      =====      =====     ======       =====     ======      ======       =====      ======

                             COOPER INDUSTRIES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 12:  INCOME TAXES

                                                                       Year Ended December 31,
                                                                 -------------------------------------
                                                                   2001          2000          1999
                                                                 --------       -------       -------
                                                                 (in millions, except for percentages)
Components of income from continuing operations
   before income taxes:
   U.S. operations ..........................................      $211.9        $433.7        $390.7
   Foreign operations .......................................       104.5         116.2         127.9
                                                                   ------        ------        ------
     Income from continuing operations before income taxes ..      $316.4        $549.9        $518.6
                                                                   ======        ======        ======

Components of income tax expense:
   Current:
      U.S. Federal ..........................................      $ 60.8        $ 64.0        $ 84.3
      U.S. state and local ..................................         6.2           1.3           6.2
      Foreign ...............................................        23.2          28.4          36.2
                                                                   ------        ------        ------
                                                                     90.2          93.7         126.7
                                                                   ------        ------        ------
   Deferred:
   U.S. Federal .............................................       (43.9)         72.8          48.0
   U.S. state and local .....................................         2.5          19.4          10.4
   Foreign ..................................................         6.3           6.6           1.6
                                                                   ------        ------        ------
                                                                    (35.1)         98.8          60.0
                                                                   ------        ------        ------
     Income tax expense .....................................      $ 55.1        $192.5        $186.7
                                                                   ======        ======        ======

Total income taxes paid .....................................      $100.8        $132.3        $132.5
                                                                   ======        ======        ======

Effective tax rate reconciliation:
   U.S. Federal statutory rate ..............................        35.0%         35.0%         35.0%
   State and local income taxes .............................         1.4           2.2           1.9
   Foreign statutory rate differential ......................        (3.5)         (1.2)         (1.5)
   Nondeductible goodwill ...................................         4.3           2.4           2.3
   Foreign Sales Corporation ................................        (1.4)         (0.8)         (0.7)
   Tax credits ..............................................        (0.2)         (1.4)         (0.3)
   Reduction in tax reserves ................................       (15.8)            -             -
   Other ....................................................        (2.4)         (1.2)         (0.7)
                                                                   ------        ------        ------
     Effective tax rate attributable to continuing operations        17.4%         35.0%         36.0%
                                                                   ======        ======        ======

      A $50 million U.S. Federal tax benefit was recorded in 2001 as a result of recent favorable Appellate level third party court decisions related to certain income tax return issues. These court decisions have validated Cooper's tax return treatment of similar transactions executed in 1997 and prior years that are being contested by the Internal Revenue Service. In light of the Fifth Circuit Court decision, issued in December 2001, Cooper concluded that the tax reserve related to these transactions is no longer required.

                             COOPER INDUSTRIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                                                 December 31,
                                                             -------------------
                                                              2001         2000
                                                             ------       ------
                                                                (in millions)
Components of deferred tax assets and liabilities:
   Deferred tax assets:
     Postretirement and other employee welfare benefits      $ 66.4       $ 80.1
     Accrued liabilities ..............................       153.1        134.0
     Minimum pension liability ........................         2.2          1.8
     Capital loss carryforward (1) ....................        54.9         59.1
     Other ............................................        58.5         55.1
                                                             ------       ------
        Total deferred tax assets .....................       335.1        330.1
                                                             ------       ------

   Valuation allowance (1) ............................       (47.0)       (47.0)
                                                             ------       ------

   Deferred tax liabilities:
     Property, plant and equipment and intangibles ....      (126.9)      (107.0)
     Inventories ......................................       (24.9)       (18.9)
     Employee stock ownership plan ....................       (24.3)       (21.8)
     Pension plans ....................................       (32.4)       (34.2)
     Other ............................................        (0.1)       (22.3)
                                                             ------       ------
        Total deferred tax liabilities ................      (208.6)      (204.2)
                                                             ------       ------
        Net deferred tax asset ........................      $ 79.5       $ 78.9
                                                             ======       ======

(1) Cooper incurred a capital loss on the sale of the Automotive Products segment. Cooper limited the amount of tax benefits recognized based on an evaluation of the amount of capital loss carryforward that is expected to be realized. The capital loss carryforward is available to offset capital gains through 2003.

      The U.S. Federal portion of the above provision includes U.S. tax expected to be payable on the foreign portion of Cooper's income before income taxes when such earnings are remitted. Cooper's liabilities at December 31, 2001 and 2000 include the additional U.S. tax estimated to be payable on substantially all unremitted earnings of foreign subsidiaries.

NOTE 13:  PENSION AND OTHER POSTRETIREMENT BENEFITS

      Cooper and its subsidiaries have numerous defined benefit pension plans and other postretirement benefit plans. The benefits provided under Cooper's various postretirement benefit plans other than pensions, all of which are unfunded, include retiree medical care, dental care, prescriptions and life insurance, with medical care accounting for approximately 90% of the total. Current employees, unless grandfathered under plans assumed in acquisitions, are not provided postretirement benefits other than pensions. The vast majority of the annual other postretirement benefit expense is related to employees who are already retired.

                             COOPER INDUSTRIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                                                                         Other
                                                           Pension Benefits     Postretirement Benefits
                                                         -------------------    -----------------------
                                                          2001         2000         2001        2000
                                                         ------       ------      -------      -------
                                                                        (in millions)
Change in benefit obligation:
   Benefit obligation at January 1 ................      $584.3       $565.3      $ 112.2      $ 116.5
   Service cost ...................................        16.2         14.9          0.2          0.1
   Interest cost ..................................        42.5         41.0          8.2          8.8
   Benefit payments ...............................       (44.4)       (27.6)       (13.3)       (13.6)
   Settlements ....................................           -        (25.7)           -            -
   Actuarial (gain) loss ..........................        23.1         (5.9)        34.0         (0.6)
   Acquisitions ...................................           -         25.5            -          2.2
   Other ..........................................         0.6         (3.2)         0.1         (1.2)
                                                         ------       ------      -------      -------
Benefit obligation at December 31 .................       622.3        584.3        141.4        112.2
                                                         ------       ------      -------      -------

Change in plan assets:
   Fair value of plan assets at January 1 .........       616.1        615.3            -            -
   Actual return on plan assets ...................        (3.6)        10.7            -            -
   Employer contributions .........................         5.4          7.6         13.3         13.6
   Benefit payments ...............................       (44.4)       (27.6)       (13.3)       (13.6)
   Settlements ....................................           -        (25.7)           -            -
   Acquisitions ...................................           -         39.1            -            -
   Other ..........................................        (3.1)        (3.3)           -            -
                                                         ------       ------      -------      -------
Fair value of plan assets at December 31 ..........       570.4        616.1            -            -
                                                         ------       ------      -------      -------

Funded status .....................................       (51.9)        31.8       (141.4)      (112.2)
Unrecognized actuarial (gain) loss ................        85.2          7.4        (53.5)       (96.0)
Unrecognized prior service cost ...................         2.9          0.1         (1.8)        (3.0)
Other .............................................         0.4          0.6            -            -
                                                         ------       ------      -------      -------
Net amount recognized .............................      $ 36.6       $ 39.9      $(196.7)     $(211.2)
                                                         ======       ======      =======      =======

Amounts recognized in the balance sheet consist of:
   Prepaid benefit asset ..........................      $103.2       $105.4      $     -      $     -
   Accrued benefit liability ......................       (73.4)       (71.5)      (196.7)      (211.2)
   Intangible asset ...............................         1.2          1.5            -            -
   Accumulated other non-owner changes in equity ..         5.6          4.5            -            -
                                                         ------       ------      -------      -------
Net amount recognized .............................      $ 36.6       $ 39.9      $(196.7)     $(211.2)
                                                         ======       ======      =======      =======


      The projected benefit obligation and accumulated benefit obligation for Cooper's unfunded defined benefit pension plans were $69.6 million and $65.2 million as of December 31, 2001, and $69.0 million and $64.4 million as of December 31, 2000, respectively.

                             COOPER INDUSTRIES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                                                Pension Benefits             Other Postretirement Benefits
                                          -----------------------------      -----------------------------
                                          2001         2000       1999        2001       2000       1999
                                          -----       -----       -----       -----      -----      -----
                                                                 (in millions)
Components of net periodic benefit cost:
Service cost .....................        $16.2       $14.9       $15.4       $ 0.2      $ 0.1      $ 0.2
Interest cost ....................         42.5        41.0        38.1         8.2        8.8       10.4
Expected return on plan assets ...        (49.7)      (52.1)      (50.7)          -          -          -
Amortization of unrecognized
    transition (asset) obligation           0.2         0.2        (1.5)          -          -          -
Amortization of prior service cost          0.3           -         0.1        (1.2)      (1.4)      (1.5)
Recognized actuarial (gain) loss .          2.1        (2.0)       (0.8)       (8.5)      (9.3)      (7.5)
Settlement/curtailment ...........            -        (3.6)        0.1           -          -          -
                                          -----       -----       -----       -----      -----      -----
Net periodic benefit cost ........        $11.6       $(1.6)      $ 0.7       $(1.3)     $(1.8)     $ 1.6
                                          =====       =====       =====       =====      =====      =====

      Net periodic pension benefit costs includes a $3.6 million settlement gain in 2000 primarily resulting from the 1999 voluntary severance program (Note 2).

                                                                                               Other
                                                              Pension Benefits         Postretirement Benefits
                                                       ------------------------------  -----------------------
                                                           2001             2000          2001         2000
                                                       -------------    -------------  ----------   ---------
Weighted average assumptions as of December 31:
Discount rate                                          6.00% - 7.25%    6.00% - 7.75%     7.25%       7.75%
Expected return on plan assets                         7.00% - 8.50%    7.00% - 8.50%       -            -
Rate of compensation increase                          3.00% - 4.50%    3.00% - 4.50%       -            -

      For other postretirement benefit measurement purposes, a 10.0% annual increase in the per capita cost of covered health care benefits was assumed for 2002. The rate was assumed to decrease gradually to 5.3% for 2007 and remain at that level thereafter. A one-percentage-point change in the assumed health care cost trend rates would have the following effects:

                                                          ----------------------------------
                                                           1-Percentage-      1-Percentage-
                                                          Point Increase      Point Decrease
                                                          --------------      --------------
                                                                    (in millions)
Effect on total of service and interest cost components       $  0.5            $  (0.5)
Effect on the postretirement benefit obligation               $  8.6            $  (7.8)

      During 2001, 2000 and 1999, expense with respect to domestic and foreign defined contribution plans (primarily related to various groups of hourly employees) totaled $16.4 million, $17.6 million and $17.5 million, respectively.

NOTE 14:  COOPER SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLANS

      All full-time domestic employees, except for certain bargaining unit employees, are eligible to participate in the Cooper Retirement Savings and Stock Ownership Plan ("CO-SAV"). Under the terms of the Plan, employee savings deferrals are partially matched with contributions by Cooper of Common stock consisting of either an allocation of shares in Cooper's Employee Stock Ownership Plan ("ESOP") or treasury shares issued to the ESOP.

                             COOPER INDUSTRIES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The ESOP purchased Cooper Common stock which was financed through external borrowings and loans from Cooper. The external ESOP debt matured in July 1999 and was fully repaid. The purchases funded by loans between the ESOP and Cooper were treated as eliminated intercompany loans for financial statement purposes. These intercompany loans were paid in full during 2001. Cooper made annual contributions to the ESOP to fund the payment of principal and interest. As the debt was repaid, unallocated shares were allocated to CO-SAV participants to satisfy Cooper's matching obligation or to replace dividends on allocated shares with Cooper Common shares in years prior to 2000.

      Dividends paid on unallocated ESOP shares of $0.1 million, $0.5 million and $1.0 million during 2001, 2000 and 1999, respectively, were used to reduce the amount of cash required to fund principal and interest payments on ESOP debt. Dividends paid on allocated ESOP shares of $3.8 million during 1999 were used to pay additional principal and interest payments in order to allocate shares equivalent to the dividend amount to participants in the CO-SAV plan. Cooper contributed an additional $8.4 million, $9.6 million and $13.5 million in cash to the ESOP during 2001, 2000 and 1999, respectively, to fund principal and interest payments on ESOP debt.

      The number of allocated, committed to be allocated, and unallocated ESOP shares at December 31, 2001 and 2000 is summarized below.

                                                 Shares Purchased         Shares Purchased
                                                   Prior to 1994               In 1994
                                               ----------------------     -------------------
                                                  2001         2000        2001         2000
                                               ---------    ---------     -------     -------
Allocated to CO-SAV participant accounts       2,950,973    2,783,473     928,837     928,837
Committed to be allocated                              -        1,111           -           -
Unallocated                                            -      166,389           -           -

      Shares purchased by the ESOP prior to 1994 are accounted for in accordance with Statement of Position 76-3, Accounting Practices for Certain Employee Stock Ownership Plans and Emerging Issues Task Force Issue 89-8, Expense Recognition for Employee Stock Ownership Plans. Compensation expense is equal to Cooper's CO- SAV matching obligation, adjusted for the difference between the fair market value and cost of the shares committed to be allocated. Compensation expense is reduced by the amount of dividends paid on unallocated ESOP shares available for future matching. All shares issued to the ESOP are considered outstanding for purposes of computing earnings per share.

      Shares purchased by the ESOP in 1994 are accounted for in accordance with Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans ("SOP 93-6"). SOP 93-6 was effective for fiscal years beginning after December 15, 1993. Compensation expense is recognized at the fair value of the shares committed to be allocated which is equal to the amount of Cooper's CO-SAV matching obligation. Unearned employee stock ownership plan compensation is credited as shares are committed to be allocated based on the cost of the shares to the ESOP. The difference between the fair market value and cost of the shares committed to be allocated is recorded as an adjustment to capital in excess of par value. Dividends paid on unallocated shares are recorded as a reduction of ESOP debt, accrued interest or accrued employee benefits. Unallocated shares are not treated as outstanding in the earnings per share computation.

      Compensation expense for the CO-SAV plan and the ESOP was $23.0 million, $20.2 million and $18.6 million in 2001, 2000 and 1999, respectively.

                             COOPER INDUSTRIES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 15:  INDUSTRY SEGMENTS AND GEOGRAPHIC INFORMATION

INDUSTRY SEGMENTS

      Cooper's operations consist of two segments: Electrical Products and Tools & Hardware. Markets for Cooper's products and services are worldwide, with the United States being the largest market.

      The Electrical Products segment manufactures, markets and sells electrical and circuit protection products, including fittings, support systems, enclosures, wiring devices, plugs, receptacles, lighting fixtures, fuses, emergency lighting, fire detection systems and security products for use in residential, commercial and industrial construction, maintenance and repair applications. The segment also manufactures, markets and sells products for use by utilities and in industry for electrical power transmission and distribution.

      The Tools & Hardware segment manufactures, markets and sells hand tools for industrial, construction and consumer markets; automated assembly systems for industrial markets and electric and pneumatic industrial power tools for general industry, primarily automotive and aerospace manufacturers.

      The performance of businesses are evaluated at the segment level and resources are allocated among the segments. The Cooper executive responsible for each segment further allocates resources between the various division operating units that compose the segment and, in international markets, determines the integration of product lines and operations across division operating units. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 1. Cooper manages cash, debt and income taxes centrally. Accordingly, Cooper evaluates performance of its segments and operating units based on operating earnings exclusive of financing activities and income taxes. Nonrecurring and unusual items are excluded from the evaluations. The segments are managed separately because they manufacture and distribute distinct products. Intersegment sales and related receivables for each of the years presented were insignificant.

      Financial information by industry segment was as follows:

                                            Revenues                    Operating Earnings                Total Assets
                                  -------------------------------    ----------------------------  --------------------------------
                                      Year Ended December 31,         Year Ended December 31,        Year Ended December 31,
                                    2001       2000        1999        2001      2000      1999      2001        2000        1999
                                  --------   --------    --------    --------  --------  --------  --------    --------    --------
                                                                           (in millions)
Electrical Products ............  $3,485.5   $3,659.2    $3,060.9    $  437.0  $  585.0  $  516.7  $3,482.9    $3,660.9    $2,969.5
Tools & Hardware ...............     724.0      800.7       808.0        68.6      97.7      97.9     816.3       844.8       897.8
                                  --------   --------    --------    --------  --------  --------  --------    --------    --------
Total  management reporting       $4,209.5   $4,459.9    $3,868.9       505.6     682.7     614.6   4,299.2     4,505.7     3,867.3
                                  ========   ========    ========
Segment nonrecurring and
    unusual items                                                       (24.0)        -      (4.5)
                                                                    ---------  --------  --------
Net segment operating earnings                                          481.6     682.7     610.1

General Corporate:
    Nonrecurring gains (charges)                                        (50.1)        -       0.8
    Expense                                                             (30.4)    (32.5)    (37.1)
Interest expense, net                                                   (84.7)   (100.3)    (55.2)
                                                                    ---------  --------  --------
Consolidated income from
    continuing operations before
    income taxes                                                      $ 316.4   $ 549.9   $ 518.6
                                                                    =========  ========  ========
Corporate assets                                                                                      312.2       283.6       276.1
                                                                                                   --------    --------    --------
Consolidated assets                                                                                $4,611.4    $4,789.3    $4,143.4
                                                                                                   ========    ========    ========

                             COOPER INDUSTRIES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                    Electrical      Tools &                     Consolidated
                                     Products      Hardware        Corporate       Total
                                     --------      --------        ---------    ------------
                                                         (in millions)
2001
Depreciation ................        $  91.9        $  29.6        $   4.2        $ 125.7
Goodwill amortization .......           51.5            9.2              -           60.7
Nonrecurring charges ........           24.0              -           50.1           74.1
Capital expenditures ........           80.8           25.3            9.0          115.1
Investment in
    unconsolidated affiliates           17.0              -              -           17.0

2000
Depreciation ................        $  83.1        $  30.7        $   2.1        $ 115.9
Goodwill amortization .......           49.1            9.4              -           58.5
Capital expenditures ........          128.9           26.8           19.2          174.9
Investment in
    unconsolidated affiliates           22.2              -              -           22.2

1999
Depreciation ................        $  69.6        $  29.4        $   1.5        $ 100.5
Goodwill amortization .......           37.7            9.4              -           47.1
Nonrecurring gains ..........              -              -            0.8            0.8
Nonrecurring charges ........            3.0            1.5              -            4.5
Capital expenditures ........          117.5           36.5           11.8          165.8
Investment in
    unconsolidated affiliates           11.4              -              -           11.4

GEOGRAPHIC INFORMATION

     Revenues and long-lived assets by country are summarized below. Revenues are attributed to geographic areas based on the location of the assets producing the revenues.

                                               Revenues                                   Long-Lived Assets
                               ----------------------------------------        ----------------------------------------
                                 2001            2000           1999             2001            2000            1999
                               --------        --------        --------        --------        --------        --------
                                                                     (in millions)
United States .........        $3,240.9        $3,500.4        $2,944.5        $2,254.4        $2,319.2        $1,912.6
Germany ...............           218.8           180.0           223.1           121.3           135.0           149.5
United Kingdom ........           224.6           232.6           179.4           367.7           404.8           443.9
Canada ................           149.9           158.5           133.5             2.5             3.4             4.4
Mexico ................           141.1           150.4           120.8           126.0           100.8            79.0
Other foreign countries           234.2           238.0           267.6            88.3            91.0            87.4
                               --------        --------        --------        --------        --------        --------
                               $4,209.5        $4,459.9        $3,868.9        $2,960.2        $3,054.2        $2,676.8
                               ========        ========        ========        ========        ========        ========

                             COOPER INDUSTRIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     International revenues by destination, based on the location products were delivered, were as follows by segment:

                                     International Revenues
                           ----------------------------------------
                             2001            2000            1999
                           --------        --------        --------
                                        (in millions)
Electrical Products....    $  856.1        $  881.0        $  775.9
Tools & Hardware ......       360.7           300.9           351.0
                           --------        --------        --------
                           $1,216.8        $1,181.9        $1,126.9
                           ========        ========        ========

NOTE 16: FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES, CONCENTRATIONS OF CREDIT RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     On January 1, 2001, Cooper adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"), as amended. SFAS No. 133 requires that all derivatives be recognized as assets and liabilities and measured at fair value. For derivative instruments that are not designated as hedges, the gain or loss on the derivative is recognized in earnings currently. If the derivative is designated as a fair value hedge, the gain or loss on the derivative and the offsetting loss or gain on the hedged asset, liability or firm commitment is recognized in earnings. For derivative instruments designated as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated nonowner changes in equity and reclassified into earnings in the same period that the hedged transaction affects earnings. The ineffective portion of the gain or loss is immediately recognized in earnings. The cumulative effect of adopting the new standard was not material to Cooper's 2001 consolidated results of operations, financial position or cash flows.

     Cooper enters into foreign currency forward exchange contracts and commodity futures contracts to reduce the risks of adverse changes in foreign exchange rates and commodity prices. Cooper does not enter into speculative derivative transactions.

     As a result of having sales, purchases and certain intercompany transactions denominated in currencies other than the functional currencies used by Cooper's businesses, Cooper is exposed to the effect of foreign exchange rate changes on its cash flows and earnings. Cooper enters into foreign currency forward exchange contracts to hedge significant foreign currency denominated transactions for periods consistent with the terms of the underlying transactions. Contracts generally have maturities that do not exceed one year.

     Foreign currency forward exchange contracts executed to hedge a recognized asset, liability or firm commitment are accounted for as fair value hedges. The net gain on contracts designated as fair value hedges was not material during 2001. Foreign currency forward exchange contracts executed to hedge forecasted transactions are accounted for as cash flow hedges. The net gain on contracts designated as cash flow hedges was not material in 2001. Cooper also enters into certain foreign currency forward exchange contracts that are not designated as hedges. These contracts are intended to reduce cash flow volatility related to intercompany financing transactions.

     Cooper enters into commodity futures contracts to reduce the volatility of price fluctuations on a portion of its forecasted annual raw material purchases. These instruments are designated as cash flow hedges. The net loss on commodity futures contracts was not material in 2001.

                             COOPER INDUSTRIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Gains or losses on derivative instruments are reported in the same line item as the underlying hedged transaction in the consolidated statements of income. At December 31, 2001, Cooper expects to reclassify $0.3 million of net losses on derivative instruments designated as cash flow hedges from accumulated nonowner changes in equity to earnings during the next twelve months. The amount of discontinued cash flow hedges during 2001 was not material.

     The table below summarizes, by currency, the U. S. dollar equivalent contractual amounts of Cooper's forward exchange contracts at December 31, 2001 and 2000.

                                                            December 31,
                                                        --------------------
                                                         2001          2000
                                                        -----          -----
                                                            (in millions)
British Pound Sterling ...................              $ 0.8          $17.6
Euro .....................................                8.5           15.1
Mexican Peso .............................                4.4            2.2
Swiss Franc ..............................                2.9            2.7
Australian Dollar ........................                  -            2.2
Norwegian Krone ..........................                1.5              -
Other ....................................                2.0            1.2
                                                        -----          -----
                                                        $20.1          $41.0
                                                        =====          =====

OTHER INSTRUMENTS

     In the normal course of business, Cooper executes letters of credit, performance bonds and other guarantees that ensure Cooper's performance or payment to third parties that are not reflected in the consolidated balance sheets. The aggregate notional value of these instruments was $112.0 million and $111.9 million at December 31, 2001 and 2000, respectively. In the past, no significant claims have been made against these financial instruments. Management believes the likelihood of demand for payment under these instruments is minimal and expects no material losses to occur in connection with these instruments.

     The following transactions were implemented to partially align Cooper's interest rate exposure profile with its short term interest rate expectations in an economically efficient manner that is consistent with its tax position.

     During 2001, Cooper sold at a premium U.S. Treasury securities due November 2002. Cooper obtained these securities pursuant to a repurchase agreement containing provisions that limit Cooper's interest rate exposure under this agreement to a maximum cost of $7.0 million. The repurchase agreement will be settled immediately prior to the maturity of the securities. Settlement of this transaction will not require any financing by Cooper and this transaction does not create an asset or liability, other than as described above. The face amount of the securities was $1.0 billion.

     Also during 2001, Cooper purchased at a discount Federal Home Loan Mortgage Corporation Notes due February 2003 and immediately transferred these notes pursuant to a securities loan agreement. Subsequently, Cooper eliminated any potential cost under the securities loan agreement and realized a gain of approximately $1.9 million. The securities loan agreement will be settled immediately prior to the maturity of the notes. Settlement of this transaction will not require any financing by Cooper and this transaction does not create a liability. The face amount of the notes was $480 million. In 1999, Cooper entered into a similar executory contract. Upon settlement of the contract in 2000, Cooper realized a $7.3 million cost, its maximum exposure under the 1999 executory contract.

                             COOPER INDUSTRIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

CONCENTRATIONS OF CREDIT RISK

     Concentrations of credit risk with respect to trade receivables are limited due to the wide variety of customers as well as their dispersion across many different geographic areas with no one customer receivable exceeding 4.8% of accounts receivable.

FAIR VALUE OF FINANCIAL INSTRUMENTS OTHER THAN DERIVATIVES

     Cooper's financial instruments other than derivative instruments, consist primarily of cash and cash equivalents, trade receivables, trade payables and debt instruments. The book values of cash and cash equivalents, trade receivables and trade payables are considered to be representative of their respective fair values. Cooper had approximately $1.3 billion and $1.5 billion of debt instruments at December 31, 2001 and 2000, respectively. The book value of these instruments was approximately equal to fair value at December 31, 2001 and 2000.

NOTE 17:  SUPPLEMENTAL CASH FLOW INFORMATION


                                                              Year Ended December 31,
                                                              -----------------------
                                                                  2000      1999
                                                                --------  --------
                                                                   (in millions)
Assets acquired and liabilities assumed or incurred
    From the acquisition of businesses:
    Fair value of assets acquired                               $  684.0  $  522.9
    Liabilities assumed or incurred                               (103.6)    (88.3)
                                                                --------  --------
        Cash used to acquire businesses, net of cash acquired   $  580.4  $  434.6
                                                                ========  ========


NOTE 18:  NET INCOME PER COMMON SHARE


                                                          Basic                             Diluted
                                               ----------------------------   ----------------------------------
                                                  Year Ended December 31,           Year Ended December 31,
                                               ----------------------------   ----------------------------------
                                                  2001       2000     1999       2001        2000         1999
                                               ---------    ------   ------   ---------    ---------   ---------
                                                                ($ in millions, shares in thousands)

Income from continuing operations              $   261.3    $357.4   $331.9   $   261.3    $   357.4   $   331.9
Charge from discontinued operations                (30.0)      -        -         (30.0)         -           -
                                               ---------    ------   ------   ---------    ---------   ---------

Net income applicable to Common stock          $   231.3    $357.4   $331.9   $   231.3    $   357.4   $   331.9
                                               =========    ======   ======   =========    =========   =========

Weighted average Common shares outstanding        94,008    93,524   94,046      94,008       93,524      94,046
                                               =========    ======   ======
Incremental shares from assumed conversions:
    Options, performance-based stock awards
        and other employee awards                                                   869          626         896
                                                                              ---------    ---------   ---------
Weighted average Common shares and
    Common share equivalents                                                     94,877       94,150      94,942
                                                                              =========    =========   =========


Options and employee awards are not considered in the calculations if the effect would be antidilutive.

                             COOPER INDUSTRIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 19:   UNAUDITED QUARTERLY OPERATING RESULTS


                                                                      2001 (by quarter)
                                                        ---------------------------------------------
                                                            1           2           3           4
                                                        ---------   ---------   ---------   ---------
                                                           (in millions, except per share data)

Revenues                                                $ 1,095.1   $ 1,073.0   $ 1,051.8   $   989.6
Cost of sales                                               768.9       744.7       730.5       699.8
Selling and administrative expenses                         199.5       186.0       175.3       168.9
Goodwill amortization                                        14.8        15.3        15.3        15.3
Nonrecurring charges                                          -           -           -          74.1
Interest expense, net                                        25.1        22.4        18.8        18.4
                                                        ---------   ---------   ---------   ---------
Income from continuing operations before income taxes        86.8       104.6       111.9        13.1
Income tax expense (benefit)                                 30.4        36.6        37.6       (49.5)
                                                        ---------   ---------   ---------   ---------
Income from continuing operations                            56.4        68.0        74.3        62.6
Charge related to discontinued operations                     -           -           -         (30.0)
                                                        ---------   ---------   ---------   ---------
Net income                                              $    56.4   $    68.0   $    74.3   $    32.6
                                                        =========   =========   =========   =========

Income per Common share

Basic:
Income from continuing operations                       $     .60   $     .72   $     .79   $     .67
Charge from discontinued operations                           -           -           -          (.32)
                                                        ---------   ---------   ---------   ---------
Net income                                              $     .60   $     .72   $     .79   $     .35
                                                        =========   =========   =========   =========

Diluted:
Income from continuing operations                       $     .60   $     .72   $     .78   $     .66
Charge from discontinued operations                           -           -           -          (.32)
                                                        ---------   ---------   ---------   ---------
Net income                                              $     .60   $     .72   $     .78   $     .34
                                                        =========   =========   =========   =========




                                                                      2000 (by quarter)
                                                        ---------------------------------------------
                                                            1           2           3           4
                                                        ---------   ---------   ---------   ---------
                                                           (in millions, except per share data)

Revenues                                                $ 1,038.9   $ 1,168.2   $ 1,145.8   $ 1,107.0
Cost of sales                                               701.7       794.5       773.1       749.0
Selling and administrative expenses                         176.4       189.4       188.2       178.9
Goodwill amortization                                        13.4        14.7        15.4        15.0
Interest expense, net                                        18.3        26.6        28.6        26.8
                                                        ---------   ---------   ---------   ---------
Income before income taxes                                  129.1       143.0       140.5       137.3
Income taxes                                                 45.2        50.1        49.1        48.1
                                                        ---------   ---------   ---------   ---------
Net income                                              $    83.9   $    92.9   $    91.4   $    89.2
                                                        =========   =========   =========   =========

Income per Common share

Basic                                                   $     .89   $    1.00   $     .98   $     .95
Diluted                                                 $     .89   $     .99   $     .97   $     .95


                             COOPER INDUSTRIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 20:   OTHER EVENTS

     On August 1, 2001, Danaher Corporation ("Danaher") announced it had made an unsolicited proposal to Cooper for a merger through a stock and cash transaction valued by Danaher at $54 to $58 per Cooper share, subject to conducting due diligence procedures. On August 8, 2001, Cooper's Board of Directors unanimously rejected Danaher's proposal and authorized management to explore all strategic alternatives that would maximize shareholder value including mergers, sales, strategic alliances, acquisitions or other similar strategic alternatives.

     On February 13, 2002, Cooper announced that it completed its strategic alternatives review process. After careful review of all the available alternatives with management and its financial advisors, Cooper's Board of Directors concluded that it is in the best interests of Cooper's shareholders to move forward with its plan to reincorporate in Bermuda, as previously announced on June 11, 2001. Cooper's announcement noted that the strategic alternatives review process was very careful, deliberate and complete in analyzing how best to maximize shareholder value; however, as a result of intervening circumstances including the tragic events of September 11, 2001, the bankruptcy of Federal-Mogul and a very difficult business environment, Cooper received no definitive proposals to acquire the Company as a whole or in parts.

     On May 22, 2002, Cooper completed its reorganization plan and changed its place of incorporation from Ohio to Bermuda. The reorganization was effected through the merger of Cooper Mergerco, Inc., an Ohio corporation, into Cooper. Cooper was the surviving company in the merger and became an indirect, wholly-owned subsidiary of Cooper Industries, Ltd. ("Cooper Bermuda"). All outstanding shares of Cooper common stock were automatically converted to Cooper Bermuda Class A common shares. Cooper Bermuda and its subsidiaries continue to conduct the business previously conducted by Cooper and its subsidiaries. The reorganization will be accounted for as a reorganization of entities under common control and accordingly, does not result in changes in the historical consolidated carrying amounts of assets, liabilities and shareholders' equity.

                             COOPER INDUSTRIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 21:  CONSOLIDATING FINANCIAL INFORMATION

As a result of the May 22, 2002 reorganization, Cooper Bermuda fully and unconditionally guaranteed the registered debt securities of Cooper, its wholly owned indirect subsidiary. The following condensed consolidating financial statements present separate financial information for Cooper and its other subsidiaries. Investments in subsidiaries are presented using the equity method of accounting.

                         Consolidating Income Statements
                          Year Ended December 31, 2001
                                  (in millions)


                                                                  Other      Consolidating
                                                     Cooper    Subsidiaries   Adjustments     Total
                                                    --------   ------------  -------------  --------

Revenues                                            $  308.0     $3,920.4      $  (18.9)    $4,209.5
Cost of sales                                          188.4      2,774.4         (18.9)     2,943.9
Selling and administrative expenses                     84.2        645.5           -          729.7
Goodwill amortization                                    1.3         59.4           -           60.7
Nonrecurring charges                                    53.7         20.4           -           74.1
Interest expense, net                                   63.2         21.5           -           84.7
Equity in earnings of subsidiaries, net of tax         333.1          -          (333.1)         -
Intercompany income (expense)                         (123.2)       123.2           -            -
                                                    --------     --------      --------     --------
     Income from continuing operations before
         income taxes                                  127.1        522.4        (333.1)       316.4
Income tax expense (benefit)                          (134.2)       189.3           -           55.1
                                                    --------     --------      --------     --------
     Income from continuing operations                 261.3        333.1        (333.1)       261.3
Charge related to discontinued operations,
     net of income taxes                                30.0          -             -           30.0
                                                    --------     --------      --------     --------
    Net income                                      $  231.3     $  333.1      $ (333.1)    $  231.3
                                                    ========     ========      ========     ========


                          Year Ended December 31, 2000
                                  (in millions)


                                                                  Other      Consolidating
                                                     Cooper    Subsidiaries   Adjustments     Total
                                                    --------   ------------  -------------  --------

Revenues                                            $  301.1     $4,179.4       $  (20.6)    $4,459.9
Cost of sales                                          179.7      2,859.2          (20.6)     3,018.3
Selling and administrative expenses                     83.6        649.3            -          732.9
Goodwill amortization                                    1.3         57.2            -           58.5
Interest expense, net                                   91.7          8.6            -          100.3
Equity in earnings of subsidiaries, net of tax         370.5          -           (370.5)         -
Intercompany income (expense)                           21.2        (21.2)           -            -
                                                    --------     --------       --------     --------
     Income before income taxes                        336.5        583.9         (370.5)       549.9
Income tax expense (benefit)                           (20.9)       213.4            -          192.5
                                                    --------     --------       --------     --------
    Net income                                      $  357.4     $  370.5       $ (370.5)    $  357.4
                                                    ========     ========       ========     ========


                             COOPER INDUSTRIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                         Consolidating Income Statements
                          Year Ended December 31, 1999
                                  (in millions)


                                                                  Other      Consolidating
                                                     Cooper    Subsidiaries   Adjustments     Total
                                                    --------   ------------  -------------  --------

Revenues                                            $  300.1     $3,587.8      $  (19.0)    $3,868.9
Cost of sales                                          179.3      2,443.1         (19.0)     2,603.4
Selling and administrative expenses                     89.5        551.4           -          640.9
Goodwill amortization                                    1.3         45.8           -           47.1
Nonrecurring charges                                     0.2          3.5           -            3.7
Interest expense, net                                   48.7          6.5           -           55.2
Equity in earnings of subsidiaries, net of tax         343.3          -          (343.3)         -
Intercompany income (expense)                           (9.4)         9.4           -            -
                                                    --------     --------      --------     --------
     Income before income taxes                        315.0        546.9        (343.3)       518.6
Income tax expense (benefit)                           (16.9)       203.6           -          186.7
                                                    --------     --------      --------     --------
    Net income                                      $  331.9     $  343.3      $ (343.3)    $  331.9
                                                    ========     ========      ========     ========


                             COOPER INDUSTRIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                          Consolidating Balance Sheets
                                December 31, 2001
                                  (in millions)


                                                                       Other       Consolidating
                                                        Cooper      Subsidiaries    Adjustments        Total
                                                       ---------    ------------   -------------     ---------

Cash and cash equivalents                              $     2.8      $     8.7     $      -         $    11.5
Receivables                                                 74.2          702.9            -             777.1
Intercompany receivables                                     -            561.9         (561.9)            -
Inventories                                                 27.1          643.8            -             670.9
Deferred income taxes and other
    current assets                                         133.2           58.5            -             191.7
                                                       ---------      ---------     ----------       ---------
       Total current assets                                237.3        1,975.8         (561.9)        1,651.2
                                                       ---------      ---------     ----------       ---------
Property, plant and equipment, less
   accumulated depreciation                                 65.3          761.5            -             826.8
Goodwill                                                    41.4        1,917.3            -           1,958.7
Investment in subsidiaries                               7,464.2            -         (7,464.2)            -
Intercompany notes receivable                               79.6        3,969.0       (4,048.6)            -
Deferred income taxes and other
   noncurrent assets                                       178.2           (3.5)           -             174.7
                                                       ---------      ---------     ----------       ---------
       Total assets                                    $ 8,066.0      $ 8,620.1     $(12,074.7)      $ 4,611.4
                                                       =========      =========     ==========       =========


Short-term debt                                        $    62.0      $    70.9     $      -         $   132.9
Accounts payable                                           118.4          283.0            -             401.4
Accrued liabilities                                        241.9          269.0            -             510.9
Intercompany payables                                      561.9            -           (561.9)            -
Current maturities of long-term debt                        60.2            0.7            -              60.9
                                                       ---------      ---------     ----------       ---------
       Total current liabilities                         1,044.4          623.6         (561.9)        1,106.1
                                                       ---------      ---------     ----------       ---------
Long-term debt                                             799.6          307.4            -           1,107.0
Intercompany notes payable                               3,969.0           79.6       (4,048.6)            -
Other long-term liabilities                                229.8          145.3            -             375.1
                                                       ---------      ---------     ----------       ---------
     Total liabilities                                   6,042.8        1,155.9       (4,610.5)        2,588.2
                                                       ---------      ---------     ----------       ---------
Common stock                                               615.0          141.0         (141.0)          615.0
Capital in excess of par value                             646.0        6,420.8       (6,420.8)          646.0
Retained earnings                                        2,325.0        1,112.3       (1,112.3)        2,325.0
Common stock held in treasury, at cost                  (1,435.0)           -              -          (1,435.0)
Accumulated other nonowner changes
     in equity                                            (127.8)        (209.9)         209.9          (127.8)
                                                       ---------      ---------     ----------       ---------
       Total shareholders' equity                        2,023.2        7,464.2       (7,464.2)        2,023.2
                                                       ---------      ---------     ----------       ---------
       Total liabilities and shareholders' equity      $ 8,066.0      $ 8,620.1     $(12,074.7)      $ 4,611.4
                                                       =========      =========     ==========       =========


                             COOPER INDUSTRIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                          Consolidating Balance Sheets
                                December 31, 2000
                                  (in millions)


                                                                       Other      Consolidating
                                                        Cooper      Subsidiaries   Adjustments         Total
                                                       ---------    ------------  -------------      ---------

Cash and cash equivalents                            $       -        $    26.4     $      -         $    26.4
Receivables                                                 45.7          783.1            -             828.8
Intercompany receivables                                     -          2,044.5       (2,044.5)            -
Inventories                                                 22.5          684.4            -             706.9
Deferred income taxes and other current assets             144.0           29.0            -             173.0
                                                       ---------      ---------     ----------       ---------
       Total current assets                                212.2        3,567.4       (2,044.5)        1,735.1
                                                       ---------      ---------     ----------       ---------
Property, plant and equipment, less
   accumulated depreciation                                 78.0          792.4            -             870.4
Goodwill                                                    42.7        1,970.8            -           2,013.5
Investment in subsidiaries                               6,841.7            -         (6,841.7)            -
Intercompany notes receivable                               89.3        1,735.7       (1,825.0)            -
Deferred income taxes and other
    noncurrent assets                                      147.7           22.6            -             170.3
                                                       ---------      ---------     ----------       ---------
       Total assets                                    $ 7,411.6      $ 8,088.9     $(10,711.2)      $ 4,789.3
                                                       =========      =========     ==========       =========


Short-term debt                                        $    92.0      $    74.1     $      -         $   166.1
Accounts payable                                           119.1          351.0            -             470.1
Accrued liabilities                                        225.4          260.9            -             486.3
Intercompany payables                                    2,044.5            -         (2,044.5)            -
Current maturities of long-term debt                        50.8            0.3            -              51.1
                                                       ---------      ---------     ----------       ---------
       Total current liabilities                         2,531.8          686.3       (2,044.5)        1,173.6
                                                       ---------      ---------     ----------       ---------
Long-term debt                                             981.0          319.8            -           1,300.8
Intercompany notes payable                               1,735.7           89.3       (1,825.0)            -
Other long-term liabilities                                258.9          151.8            -             410.7
                                                       ---------      ---------     ----------       ---------
     Total liabilities                                   5,507.4        1,247.2       (3,869.5)        2,885.1
                                                       ---------      ---------     ----------       ---------
Common stock                                               615.0          132.0         (132.0)          615.0
Capital in excess of par value                             663.3        5,170.2       (5,170.2)          663.3
Retained earnings                                        2,225.0        1,739.6       (1,739.6)        2,225.0
Common stock held in treasury, at cost                  (1,470.0)           -              -          (1,470.0)
Unearned employee stock ownership
    plan compensation                                       (8.6)           -              -              (8.6)
Accumulated other nonowner changes in equity              (120.5)        (200.1)         200.1          (120.5)
                                                       ---------      ---------     ----------       ---------
       Total shareholders' equity                        1,904.2        6,841.7       (6,841.7)        1,904.2
                                                       ---------      ---------     ----------       ---------
       Total liabilities and shareholders' equity      $ 7,411.6      $ 8,088.9     $(10,711.2)      $ 4,789.3
                                                       =========      =========     ==========       =========


                             COOPER INDUSTRIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                     Consolidating Statements of Cash Flows
                          Year Ended December 31, 2001
                                  (in millions)

                                                                      Other      Consolidating
                                                        Cooper     Subsidiaries    Adjustments         Total
                                                      ---------    ------------    -----------      ---------

Net cash provided by (used in)
  operating activities .............................. $  (110.1)     $   532.5      $    --        $   422.4

Cash flows from investing activities:
  Capital expenditures ..............................     (13.9)        (101.2)          --           (115.1)
  Investments in affiliates .........................    (298.5)          --            298.5           --
  Loans to affiliates ...............................       9.7         (292.2)         282.5           --
  Dividends from subsidiaries .......................      16.8           --            (16.8)          --
  Other .............................................      --             16.5           --             16.5
                                                      ---------      ---------      ---------      ---------
     Net cash used in investing activities ..........    (285.9)        (376.9)         564.2          (98.6)

Cash flows from financing activities:
  Proceeds from issuances of debt ...................     130.0            6.9           --            136.9
  Repayments of debt ................................    (332.1)         (11.1)          --           (343.2)
  Borrowings from affiliates ........................     292.2           (9.7)        (282.5)          --
  Other intercompany financing activities ...........     441.0         (441.0)          --             --
  Dividends .........................................    (131.3)          --             --           (131.3)
  Dividends paid to parent ..........................      --            (16.8)          16.8           --
  Acquisition of treasury shares ....................     (42.0)          --             --            (42.0)
  Issuance of stock .................................      --            298.5         (298.5)          --
  Employee stock plan activity and other ............      41.0           --             --             41.0
                                                      ---------      ---------      ---------      ---------
     Net cash provided by (used in)
        financing activities ........................     398.8         (173.2)        (564.2)        (338.6)
  Effect of exchange rate changes on
     cash and cash equivalents ......................      --             (0.1)          --             (0.1)
                                                      ---------      ---------      ---------      ---------
  Increase (decrease) in cash and cash
     equivalents ....................................       2.8          (17.7)          --            (14.9)
  Cash and cash equivalents, beginning of year ......      --             26.4           --             26.4
                                                      ---------      ---------      ---------      ---------
  Cash and cash equivalents, end of year ............ $     2.8      $     8.7      $    --        $    11.5
                                                      =========      =========      =========      =========


                             COOPER INDUSTRIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                     Consolidating Statements of Cash Flows
                          Year Ended December 31, 2000
                                  (in millions)


                                                                          Other      Consolidating
                                                           Cooper      Subsidiaries   Adjustments       Total
                                                         ---------    -------------  -------------    ---------

Net cash provided by (used in)
  operating activities ...............................  $   (30.8)     $   533.4      $    --        $   502.6

Cash flows from investing activities:
  Cash paid for acquired businesses ..................       --           (580.4)          --           (580.4)
  Capital expenditures ...............................      (18.3)        (156.6)          --           (174.9)
  Loans to affiliates ................................       24.9         (232.1)         207.2           --
  Dividends from subsidiaries ........................       31.5           --            (31.5)          --
  Other ..............................................       (5.0)          16.4            5.0           16.4
                                                        ---------      ---------      ---------      ---------
     Net cash provided by (used in)
         investing activities ........................       33.1         (952.7)         180.7         (738.9)

Cash flows from financing activities:
  Proceeds from issuances of debt ....................      615.8          262.7           --            878.5
  Repayments of debt .................................     (473.3)          (1.6)          --           (474.9)
  Borrowings from affiliates .........................      232.1          (24.9)        (207.2)          --
  Other intercompany financing  activities ...........     (211.7)         211.7           --             --
  Dividends ..........................................     (130.6)          --             --           (130.6)
  Dividends paid to parent ...........................       --            (31.5)          31.5           --
  Acquisition of treasury shares .....................      (39.3)          --             --            (39.3)
  Employee stock plan activity and other .............        1.9            5.0           (5.0)           1.9
                                                        ---------      ---------      ---------      ---------
     Net cash provided by (used in)
        financing activities .........................       (5.1)         421.4         (180.7)         235.6
  Effect of exchange rate changes on
     cash and cash equivalents .......................       --              0.2           --              0.2
                                                        ---------      ---------      ---------      ---------
  Increase (decrease) in cash and cash
     equivalents .....................................       (2.8)           2.3           --             (0.5)
  Cash and cash equivalents, beginning of year .......        2.8           24.1           --             26.9
                                                        ---------      ---------      ---------      ---------
  Cash and cash equivalents, end of year .............  $    --        $    26.4      $    --        $    26.4
                                                        =========      =========      =========      =========

                             COOPER INDUSTRIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                     Consolidating Statements of Cash Flows
                          Year Ended December 31, 1999
                                  (in millions)

                                                                             Other     Consolidating
                                                             Cooper     Subsidiaries    Adjustments       Total
                                                           ---------    -------------  -------------    ---------
Net cash provided by operating activities ............    $    76.1      $   325.8      $    --        $   401.9

Cash flows from investing activities:
  Cash paid for acquired businesses ..................         --           (434.6)          --           (434.6)
  Capital expenditures ...............................        (18.6)        (147.2)          --           (165.8)
  Proceeds from disposition of businesses ............        149.1           --             --            149.1
  Investments in affiliates ..........................       (155.6)          --            155.6           --
  Loans to affiliates ................................         56.8          (43.5)         (13.3)          --
  Dividends from subsidiaries ........................         50.3           --            (50.3)          --
  Other ..............................................          2.3            8.9           --             11.2
                                                          ---------      ---------      ---------      ---------
     Net cash provided by (used in)
         investing activities ........................         84.3         (616.4)          92.0         (440.1)

Cash flows from financing activities:
  Proceeds from issuances of debt ....................        244.4            6.5           --            250.9
  Repayments of debt .................................        (64.5)          (4.5)          --            (69.0)
  Borrowings from affiliates .........................         43.5          (56.8)          13.3           --
  Other intercompany financing activities ............       (250.8)         250.8           --             --
  Dividends ..........................................       (124.4)          --             --           (124.4)
  Dividends paid to parent ...........................         --            (50.3)          50.3           --
  Acquisition of treasury shares .....................        (44.0)          --             --            (44.0)
  Issuance of stock ..................................         --            155.6         (155.6)          --
  Employee stock plan activity and other .............         30.7           --             --             30.7
                                                          ---------      ---------      ---------      ---------
     Net cash provided by (used in)
        financing activities .........................       (165.1)         301.3          (92.0)          44.2
  Effect of exchange rate changes on
     cash and cash equivalents .......................         --              0.5           --              0.5
                                                          ---------      ---------      ---------      ---------
  Increase (decrease) in cash and cash
     equivalents .....................................         (4.7)          11.2           --              6.5
  Cash and cash equivalents, beginning of year .......          7.5           12.9           --             20.4
                                                          ---------      ---------      ---------      ---------
  Cash and cash equivalents, end of year .............    $     2.8      $    24.1      $    --        $    26.9
                                                          =========      =========      =========      =========

================================================================================


                                  $275,000,000
                             COOPER INDUSTRIES, INC.
                     (GUARANTEED BY COOPER INDUSTRIES, LTD.)

                           5.50% SENIOR NOTES DUE 2009




                                 [COOPER LOGO]


                                  -------------

                              PROSPECTUS SUPPLEMENT


                                October 23, 2002

                                  -------------




                           Joint Book-Running Managers

                              SALOMON SMITH BARNEY

                                   UBS WARBURG

                                  -------------

                         BANC OF AMERICA SECURITIES LLC

                                    JPMORGAN

                            PNC CAPITAL MARKETS, INC.

                           THE ROYAL BANK OF SCOTLAND

                               WACHOVIA SECURITIES


================================================================================